Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Argo Group International Holdings, Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Argo Group International Holdings, Ltd. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes and financial statement schedules II, III, V and VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of reserves for losses and loss adjustment expenses

As discussed in Note 1 and 7 to the consolidated financial statements, the Company establishes reserves for the estimated total unpaid costs of losses and loss adjustment expenses, for the claims that have been reported as well as claims that have been incurred but not reported. Reserves for losses and loss adjustment expenses are estimated based on the application of actuarial techniques considering variables such as past loss experience, current claims trends and prevailing social, economic and legal environments. The liability for reserves for losses and loss adjustment expenses as of December 31, 2022 was $5,051.6 million.

We identified the assessment of the Company’s estimate of reserves for losses and loss adjustment expenses as a critical audit matter. Complex auditor judgment and the involvement of actuarial professionals with specialized skills and knowledge were required to assess the methodologies and assumptions used to estimate reserves for losses and loss adjustment expenses. Specifically, significant assumptions used by the Company to estimate reserves for losses and loss adjustment expenses involved significant measurement uncertainty, and included expected loss ratios, loss development factors, settlement patterns, and the weighting of actuarial methodologies.

The following are the primary procedures we performed to address this critical audit matter. With the assistance of actuarial professionals with specialized skills and knowledge, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process for estimating reserves for losses and loss adjustment expenses, including controls related to the selection of methodologies and assumptions. We also involved actuarial professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s actuarial methodologies by comparing them to methods consistent with actuarial standards of practice

•

developing an independent estimate of reserves for losses and loss adjustment expenses for certain of the larger, more complex lines of business using methods consistent with actuarial standards of practice

•

developing a range of reserves for losses and loss adjustment expenses for certain of the larger, more complex lines of business and comparing it to the Company’s recorded reserves and assessing the Company’s position of those carried reserves within the independently developed range

•	evaluating the Company’s estimate of reserves for losses and loss adjustment expenses for certain other lines of business by evaluating the Company actuaries’ process and assumptions.

/s/ KPMG LLP

We have served as the Company’s auditor since 2022.

New York, New York

March 6, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Argo Group International Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Argo Group International Holdings, Ltd. (the Company) as of December 31, 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and financial statement schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We began serving as the Company’s auditor in 2002. In 2022, we became the predecessor auditor.

San Antonio, Texas

March 16, 2022

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

(in millions, except number of shares and per share amounts)

	As of
	December 31, 2022	December 31, 2021
Assets
Investments:
Fixed maturities available-for-sale, at fair value (cost: 2022 - $3,016.4, 2021 - $4,203.2; allowance for expected credit losses: 2022 - $2.8, 2021 - $2.5)	$2,675.5	$4,223.3
Commercial mortgage loans (cost: 2022 - $159.9; allowance for expected credit losses: 2022 - $0.2)	159.7	—
Equity securities, at fair value (cost: 2022 - $54.7; 2021 - $70.3)	43.9	56.3
Other investments (cost: 2022 - $323.2; 2021 - $387.0)	323.2	387.2
Short-term investments, at fair value (cost: 2022 - $449.4; 2021 - $655.4)	449.6	655.8

Total investments	3,651.9	5,322.6

Cash	50.2	146.1
Accrued investment income	18.6	20.9
Premiums receivable	292.0	648.6
Reinsurance recoverables	3,029.1	2,966.4
Goodwill	118.6	147.3
Intangible assets, net of accumulated amortization	—	17.3
Current income taxes receivable, net	44.9	7.3
Deferred tax asset, net	101.2	73.6
Deferred acquisition costs, net	107.0	168.0
Ceded unearned premiums	375.5	506.7
Operating lease right-of-use assets	57.7	81.4
Other assets	121.5	211.6
Assets held-for-sale	2,066.2	—

Total assets	$10,034.4	$10,317.8

Liabilities and Shareholders’ Equity
Reserves for losses and loss adjustment expenses	$5,051.6	$5,595.0
Unearned premiums	1,039.9	1,466.8
Accrued underwriting expenses and other liabilities	121.3	166.6
Ceded reinsurance payable, net	158.7	724.4
Funds held	50.0	76.6
Senior unsecured fixed rate notes	140.5	140.3
Other indebtedness	—	57.0
Junior subordinated debentures	258.6	258.2
Operating lease liabilities	66.4	97.7
Liabilities held-for-sale	1,914.5	—

Total liabilities	8,801.5	8,582.6

Commitments and contingencies (Note 18)
Shareholders’ equity:
Preferred shares and additional paid-in capital - $1.00 par, 30,000,000 shares authorized; 6,000 and 6,000 shares issued at December 31, 2022 and December 31, 2021, respectively; liquidation preference $25,000	144.0	144.0
Common shares - $1.00 par, 500,000,000 shares authorized; 46,379,297 and 46,192,867 shares issued at December 31, 2022 and December 31, 2021, respectively	46.4	46.2
Additional paid-in capital	1,395.4	1,386.4
Treasury shares (11,318,339 and 11,315,889 shares at December 31, 2022 and December 31, 2021, respectively)	(455.1)	(455.1)
Retained earnings	407.3	636.4
Accumulated other comprehensive loss, net of taxes	(305.1)	(22.7)

Total shareholders’ equity	1,232.9	1,735.2

Total liabilities and shareholders’ equity	$10,034.4	$10,317.8

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in millions, except number of shares and per share amounts)

	For the Years Ended December 31,
	2022	2021	2020
Premiums and other revenue:
Earned premiums	$1,740.4	$1,910.1	$1,780.5
Net investment income	129.8	187.6	112.7
Net investment and other gains (losses):
Net realized investment and other gains (losses)	(115.9)	72.4	26.0
Change in fair value recognized	3.1	(40.4)	10.3
Change in allowance for credit losses on fixed maturity securities	(2.5)	0.6	(39.9)

Total net investment and other gains (losses)	(115.3)	32.6	(3.6)

Total revenue	1,754.9	2,130.3	1,889.6

Expenses:
Losses and loss adjustment expenses	1,166.9	1,314.6	1,208.8
Underwriting, acquisition and insurance expenses	670.7	702.3	667.7
Non-operating expenses	51.5	43.7	21.1
Interest expense	26.8	21.6	26.9
Fee and other (income) expense, net	(1.3)	(2.0)	(3.9)
Foreign currency exchange (gains) losses	(5.0)	1.6	15.4
Impairment of goodwill and intangible assets	28.5	43.2	—

Total expenses	1,938.1	2,125.0	1,936.0

Income (loss) before income taxes	(183.2)	5.3	(46.4)
Income tax provision (benefit)	(8.0)	(1.4)	7.7

Net income (loss)	$(175.2)	$6.7	$(54.1)

Dividends on preferred shares	10.5	10.5	4.6

Net income (loss) attributable to common shareholders	$(185.7)	$(3.8)	$(58.7)

Net income (loss) attributable to common shareholders per common share:
Basic	$(5.31)	$(0.11)	$(1.70)

Diluted	$(5.31)	$(0.11)	$(1.70)

Dividend declared per common share	$1.24	$1.24	$1.24

Weighted average common shares:
Basic	34,980,608	34,816,160	34,614,813

Diluted	34,980,608	34,816,160	34,614,813

	For the Years Ended December 31,
	2022	2021	2020
Net realized investment gains (losses) before other-than-temporary impairment losses	$(79.2)	$32.6	$(3.6)
Other-than-temporary impairment losses recognized in earnings:
Other-than-temporary impairment losses on fixed maturities	(36.1)	—	—

Investment impairment losses recognized in earnings	(36.1)	—	—

Net realized investment (losses) gains	$(115.3)	$32.6	$(3.6)

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	For the Years Ended December 31,
	2022	2021	2020
Net income (loss)	$(175.2)	$6.7	$(54.1)

Other comprehensive income (loss):
Foreign currency translation:
Foreign currency translation adjustments	(0.7)	2.6	(15.3)
Reclassification adjustment for foreign currency translation included in net income	31.8	—	—
Defined benefit pension plans:
Net gain (loss) arising during the year	(0.9)	1.9	(0.6)
Unrealized losses on fixed maturity securities:
(Losses) gains arising during the year	(428.1)	(94.7)	95.2
Reclassification adjustment for losses (gains) included in net income	43.6	(12.2)	(12.8)

Other comprehensive (loss) income before tax	(354.3)	(102.4)	66.5
Income tax (benefit) provision related to other comprehensive income (loss):
Defined benefit pension plans:
Net gain (loss) arising during the year	(0.2)	0.4	(0.1)
Unrealized gains (losses) on fixed maturity securities:
(Losses) gains arising during the year	(80.9)	(17.3)	16.5
Reclassification adjustment for losses (gains) included in net income (loss)	9.2	(4.2)	—

Income tax (benefit) provision related to other comprehensive income (loss)	(71.9)	(21.1)	16.4

Other comprehensive (loss) income, net of tax	(282.4)	(81.3)	50.1

Comprehensive (loss) income	$(457.6)	$(74.6)	$(4.0)

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions, except number of shares and per share amounts)

	Preferred Shares and Additional Paid-in Capital	Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity
Balance, January 1, 2020	$—	$45.7	$1,376.6	$(455.1)	$793.7	$2.8	$1,763.7
Net loss	—	—	—	—	(54.1)	—	(54.1)
Preferred shares issued	144.0	—	—	—	—	—	144.0
Other comprehensive income - change in fair value of fixed maturities, net of taxes	—	—	—	—	—	65.9	65.9
Other comprehensive loss, net of tax	—	—	—	—	—	(15.8)	(15.8)
Activity under stock incentive plans	—	0.4	7.7	—	—	—	8.1
Retirement of common shares (tax payments on equity compensation)	—	(0.1)	(6.6)	—	—	—	(6.7)
Employee stock purchase plan	—	—	2.5	—	—	—	2.5
Dividends on preferred shares	—	—	—	—	(4.6)	—	(4.6)
Cash dividend declared - common shares ($1.24/share)	—	—	—	—	(43.0)	—	(43.0)
Cumulative effect of adoption of ASU 2016-01, net of taxes	—	—	—	—	(7.9)	5.7	(2.2)

Balance, December 31, 2020	144.0	46.0	1,380.2	(455.1)	684.1	58.6	1,857.8
Net income	—	—	—	—	6.7	—	6.7
Other comprehensive loss - change in fair value of fixed maturities, net of taxes	—	—	—	—	—	(85.4)	(85.4)
Other comprehensive income, net of tax	—	—	—	—	—	4.1	4.1
Activity under stock incentive plans	—	0.2	6.9	—	—	—	7.1
Retirement of common shares (tax payments on equity compensation)	—	(0.1)	(2.7)	—	—	—	(2.8)
Employee stock purchase plan	—	0.1	2.0	—	—	—	2.1
Dividends on preferred shares	—	—	—	—	(10.5)	—	(10.5)
Cash dividend declared - common shares ($1.24/share)	—	—	—	—	(43.9)	—	(43.9)

Balance, December 31, 2021	144.0	46.2	1,386.4	(455.1)	636.4	(22.7)	1,735.2
Net loss	—	—	—	—	(175.2)	—	(175.2)
Other comprehensive loss - change in fair value of fixed maturities, net of taxes	—	—	—	—	—	(312.8)	(312.8)
Other comprehensive income, net - other	—	—	—	—	—	30.4	30.4
Activity under stock incentive plans	—	0.2	9.4	—	—	—	9.6
Retirement of common shares (tax payments on equity compensation)	—	(0.1)	(2.1)	—	—	—	(2.2)
Employee stock purchase plan	—	0.1	1.7	—	—	—	1.8
Dividends on preferred shares	—	—	—	—	(10.5)	—	(10.5)
Cash dividend declared - common shares ($1.24/share)	—	—	—	—	(43.4)	—	(43.4)

Balance, December 31, 2022	$144.0	$46.4	$1,395.4	$(455.1)	$407.3	$(305.1)	$1,232.9

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	For the Years Ended December 31,
	2022	2021	2020
Cash flows provided by (used in) operating activities:
Net income (loss)	$(175.2)	$6.7	$(54.1)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Amortization and depreciation	18.5	43.4	33.2
Share-based payments expense	9.6	8.0	8.7
Deferred income tax benefit, net	15.4	(38.6)	(21.6)
Net investment and other (gains) losses	115.3	(32.6)	3.6
Undistributed earnings from alternative investment portfolio	(17.7)	(95.5)	(8.6)
Loss on disposals of long-lived assets, net	0.6	23.3	5.5
Impairment of goodwill and intangibles	28.5	43.2	—
Change in:
Accrued investment income	0.2	0.8	3.9
Receivables	(193.6)	47.4	84.8
Deferred acquisition costs	(12.6)	0.8	(4.6)
Ceded unearned premiums	88.4	65.7	(33.2)
Reserves for losses and loss adjustment expenses	446.2	210.8	280.2
Unearned premiums	(74.7)	7.2	63.7
Ceded reinsurance payable and funds held	(162.9)	(207.3)	(238.2)
Income taxes	(47.5)	(4.5)	(17.5)
Accrued underwriting expenses and other liabilities	14.7	3.0	(43.7)
Other, net	—	17.9	9.8

Cash provided by operating activities	53.2	99.7	71.9

Cash flows provided by (used in) investing activities:
Sales of fixed maturity investments	818.5	992.9	1,080.0
Maturities and mandatory calls of fixed maturity investments	380.1	717.7	569.8
Sales of equity securities	17.8	125.8	25.4
Sales of other investments	58.1	212.3	103.9
Purchases of fixed maturity investments	(1,093.6)	(1,932.9)	(2,038.1)
Purchases of equity securities	(1.0)	(5.3)	(78.9)
Purchases of other investments	(52.8)	(47.4)	(35.5)
Change in foreign regulatory deposits and voluntary pools	(6.7)	(27.1)	(5.4)
Purchase of mortgage loans	(159.9)	—	—
Change in short-term investments	26.1	(116.4)	285.4
Settlements of foreign currency exchange forward contracts	(22.0)	(1.2)	9.4
Proceeds from business divestitures, net of cash transferred	14.9	—	28.3
Proceeds from sale of Trident assets	—	—	38.0
Purchases of fixed assets, net	(6.1)	18.0	(20.2)
Other, net	—	7.7	13.6

Cash used in investing activities	(26.6)	(55.9)	(24.3)

Cash flows provided by (used in) financing activities:
Payment of long-term debt	—	—	(125.0)
Issuance of preferred shares, net of issuance costs	—	—	144.0
Activity under stock incentive plans	1.8	1.3	1.8
Payment of cash dividends to preferred shareholders	(10.5)	(10.5)	(4.6)
Payment of cash dividends to common shareholders	(43.4)	(43.7)	(43.0)

Cash used in financing activities	(52.1)	(52.9)	(26.8)

Effect of exchange rate changes on cash	0.4	6.4	(9.8)

Net change in cash and restricted cash including balances classified as held-for-sale	(25.1)	(2.7)	11.0
Net change in cash balances classified as held-for-sale (1)	(70.8)	—	—
Cash and restricted cash, beginning of year	146.1	148.8	137.8

Cash and restricted cash, end of period	$50.2	$146.1	$148.8

(1)	See Note 2 for details of the assets and liabilities classified as “held-for-sale” as of December 31, 2022.

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Significant Accounting Policies

Business

Argo Group International Holdings, Ltd. (“Argo Group,” “we” or the “Company”) is an underwriter of specialty insurance products in the property and casualty market. Argo Group U.S., Inc. (“Argo Group U.S.”) is a subsidiary of Argo Financial Holding (Ireland) UC (“Argo Ireland”). Argo Underwriting Agency Limited (“Syndicate 1200” or “AUA”) is a subsidiary of Argo International Holdings, Ltd., Argo Re Ltd. (“Argo Re”), a Bermuda based company, is the parent of both Argo Ireland and Argo International Holdings, Ltd. Argo Re is directly owned by Argo Group.

During 2022, we completed the sale of our Brazilian and Malta operations. On February 2, 2023, we completed the sale of AUA to Ohio Farmers Insurance Company (the “Buyer”), part of the Westfield group of insurance companies. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for further information.

We conduct our ongoing business through two primary segments - U.S. Operations and International Operations. In addition to these main business segments, we have a Run-off Lines segment for certain products we no longer underwrite.

U.S. Operations is comprised of the Excess and Surplus Lines businesses focusing on the U.S.-based risks that the standard, admitted insurance market is unwilling or unable to underwrite, and through other specialized admitted and non-admitted business distributed through retail, wholesale, and managing general brokers/agents in the specialty insurance market. Excess and Surplus Lines products are underwritten by Colony Insurance Company (“Colony”). The other U.S. specialized admitted and non-admitted businesses consist of the following operations: Argo Pro, U.S. Specialty Programs, Argo Surety, Rockwood Casualty Insurance Company (“Rockwood”), Argo Insurance and Inland Marine.

International Operations is comprised of the Lloyd’s Syndicate platform (Syndicate 1200), Argo Insurance Bermuda, and Italy. Syndicate 1200 insurance products are underwritten by Argo Underwriting Agency Limited based in London, under the Lloyd’s of London (“Lloyd’s”) global franchise, and predominantly underwrite U.S. based risk. The additional International Operations business include Italy. This business provides a broad range of commercial property, casualty, professional liability and specialty coverages.

Our Run-off Lines segment includes liabilities associated with other liability policies that were issued in the 1960s, 1970s and into the 1980s, as well as the former risk-management business and other business no longer underwritten.

Basis of Presentation and Use of Estimates

The consolidated financial statements of Argo Group and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The major estimates reflected in our consolidated financial statements include, but are not limited to, reserves for losses and loss adjustment expenses; reinsurance recoverables, including the reinsurance recoverables allowance for expected credit losses; fair value of investments and assessment of potential impairment, including the allowance for credit losses on fixed maturity securities; valuation of goodwill and intangibles and our deferred tax asset valuation allowance. Actual results could differ from those estimates.

Specifically, estimates for reserves for losses and loss adjustment expenses are based upon past claim experience modified for current trends as well as prevailing economic, legal and social conditions. Although management believes that amounts included in the accompanying consolidated financial statements are reasonable, such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are continually reviewed and any changes are reflected in current operating results. Further, the nature of loss exposures involves significant variability due to the nature of the long-tailed payments on certain claims. As such, losses and loss adjustment expenses could vary significantly from the recorded amounts.

The consolidated financial statements include the accounts and operations of Argo Group and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to financial information presented for prior years to conform to the current year’s presentation. Amounts related to trade capital providers, who are third-party capital participants that provide underwriting capital to Syndicate 1200 are included in the balance sheet as held-for-sale at December 31, 2022. Trade capital providers participate on a quota share basis, assuming 100% of their contractual participation in the underwriting syndicate results and with such results settled on a year of account basis.

We have evaluated our investment in our eleven statutory trusts (collectively, the “Trusts”) and one charitable foundation (the “Foundation”) under the Financial Accounting Standards Board’s (“FASB’s”) provisions for consolidation of variable interest entities under Accounting Standards Codification (“ASC”) Topic 810-10, “Consolidation,” as amended. We determined that the Trusts and the Foundation are variable interest entities due to the fact that the Trusts and the Foundation do not have sufficient equity to finance their activities without additional subordinate financial support from other parties. We do not have any power to direct the activities that impact the Trusts’ or the Foundation’s economic performance. We are not entitled to receive a majority of the residual returns of the Trusts. Additionally, we are not responsible for absorbing the majority of the expected losses of the Trusts; therefore, we are not the primary beneficiary and, accordingly, the Trusts are not included in our consolidated financial statements. The expenses and donations of the charitable foundation in Bermuda are paid by Argo Group and have been included in the consolidated results.

Risks and Uncertainties Related to COVID-19

Certain risks and uncertainties are inherent to our day-to-day operations. Adverse changes in the economy could lower demand for our insurance products or negatively impact our investment results, both of which could have an adverse effect on the revenue and profitability of our operations. The global COVID-19 pandemic has resulted in and may continue to result in significant disruptions in economic activity and financial markets. The cumulative effects of COVID-19 on the Company, and the effect of any other public health outbreak, cannot be predicted at this time, but could reduce demand for our insurance policies, result in increased level of losses, settlement expenses or other operating costs, reduce the market value of invested assets held by the Company or negatively impact the fair value of our goodwill. Capital resources were adversely impacted during 2022 by rising interest rates and decreasing fixed income portfolio values which may be connected to the changes in supply and demand created during the COVID-19 pandemic. Our liquidity was not materially impacted by COVID-19 and related economic conditions during the year ended December 31, 2022.

Cash

Cash consists of cash deposited in operating accounts with commercial banks. Interest-bearing cash accounts are classified as short term investments.

Investments

Investments in fixed maturities at December 31, 2022 and 2021 include bonds and structured securities. Equity securities include common stocks, preferred stocks and mutual funds. Other investments consist of foreign regulatory deposits, hedge funds, private equity funds, private equity direct investments, and voluntary pools. Short-term investments consist of money market funds, certificates of deposit, bonds, sovereign debt and interest-bearing cash accounts. Investments maturing in less than one year are classified as short-term investments in our consolidated financial statements as they are part of our investing activities.

The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts. This amortization or accretion is included in Net investment income in our Consolidated Statements of Income (Loss).

For the structured securities portion of the fixed maturity securities portfolio, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. Premium or discount is amortized into income using the retrospective method.

Our investments in fixed maturities are considered available-for-sale and are carried at fair value. As available-for-sale investments, changes in the fair value of fixed maturities are not recognized in income during the period, but rather are recognized as a separate component of shareholders’ equity until realized. Fair value of these investments is estimated using prices obtained from third-party pricing services, where available. For securities where we were unable to obtain fair values from a pricing service or broker, fair values were estimated using information obtained from investment advisors. We performed several processes to ascertain the reasonableness of these investment values by (1) obtaining and reviewing internal control reports for our service providers that obtain fair values from third-party pricing services, (2) obtaining and reviewing evaluated pricing methodology documentation from third-party pricing services and (3) comparing the security pricing received from a secondary third-party pricing service versus the prices used in the consolidated financial statements and obtaining additional information for variances that exceeded a defined threshold. As of December 31, 2022, investments reported at fair value for which we did not receive a fair value from a pricing service or broker accounted for less than 2% of our investment portfolio. The actual value at which such securities could be sold or settled with willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller. The cost of securities sold is based on the specific identification method.

Commercial mortgage loans are carried at unpaid principal balances less allowance for credit losses, plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned.

Our investments in equity securities are reported at fair value, changes in the fair value of equity securities are included in Net realized investment (gains) losses in our Consolidated Statements of Income (Loss).

Changes in the value of other investments consisting of hedge funds, private equity funds, private equity direct investments and voluntary pools are principally recognized in income during the period using the equity method of accounting. Our foreign regulatory deposits are assets held in trust in jurisdictions where there is a legal and regulatory requirement to maintain funds locally in order to protect policyholders. Lloyd’s is the appointed investment manager for the funds. The underlying assets are invested in government securities, agency securities and corporate bonds whose values are obtained from Lloyd’s. Foreign currency future contracts held by us are valued by our counterparties using market driven foreign currency exchanges rates.

We regularly review our investments to identify and evaluate those that may be credit impaired. For fixed maturity securities, the evaluation for credit losses is generally based on the present value of expected cash flows of the security as compared to the amortized book value, the financial condition, near-term and long-term prospects for the issuer, including industry conditions, implications of rating agency actions, the likelihood of principal and interest recoverability and whether it is more likely than not we will be required to sell the investment prior to the anticipated recovery in value.

Effective January 1, 2020 with the adoption of ASU 2016-13 Financial Instruments-Credit Losses, we recognize credit losses on fixed maturities through an allowance account. For fixed maturities that we do not intend to sell or for which it is more likely than not we will not be required to sell prior to the anticipated recovery in value, we separate the credit component of the impairment from the component related to all other market factors and report the credit loss component to net realized investment gains (losses) in the Consolidated Statement of Income (Loss). The impairment related to all other market factors is reported as a separate component of shareholder’s equity in other comprehensive income (loss). The credit loss allowance account is adjusted for any additional credit losses or subsequent recoveries and the cost basis of the fixed maturity security is not adjusted.

For fixed maturity securities that we intend to sell or for which it is more likely than not that we will be required to sell before an anticipated recovery in value, the full amount of the impairment is recognized in net realized investment gains (losses) in the Consolidated Statement of Income and the cost basis of the fixed maturity security is adjusted to reflect the recognized realized loss. The new cost basis is not adjusted for any recoveries in fair value.

We report accrued investment income separately from fixed maturity securities and have elected to not measure an allowance for credit losses for accrued investment income. The write-off of investment income accrued for fixed maturities that have defaulted on interest payments is recognized as a loss in net realized investment gains (losses), in the period of the default, in the Consolidated Statement of Income (Loss).

At December 31, 2022, amounts relating to Syndicate 1200 trade capital providers were reclassified to Assets held-for-sale on our Consolidated Balance Sheets. At December 31, 2021, all investment balances include amounts relating to trade capital providers. The results of operations and other comprehensive income exclude amounts relating to trade capital providers. Trade capital providers’ participation in the syndicate results are included in reinsurance recoverable for ceded losses and reinsurance payable for ceded premiums.

Receivables

Premiums receivable, representing amounts due from insureds, are presented net of an allowance for uncollectible premiums, including expected lifetime credit losses, both dispute and credit related. At December 31, 2021, premiums receivable include amounts relating to the trade capital providers’ quota share, which at December 31, 2022 were reclassified to Assets held-for-sale in our Consolidated Balance Sheets. The allowance is based upon our ongoing review of amounts outstanding, historical loss data, including delinquencies and write-offs, current and forecasted economic conditions and other relevant factors. Credit risk is partially mitigated by our ability to cancel the policy if the policyholder does not pay the premium.

Reinsurance recoverables represent amounts of paid losses and loss adjustment expenses, case reserves and incurred but not reported (“IBNR”) amounts ceded to reinsurers under reinsurance treaties. At December 31, 2021, reinsurance recoverables also reflect amounts that are due from trade capital providers, which at December 31, 2022 were reclassified to Assets held-for-sale in our Consolidated Balance Sheets. Amounts recoverable from reinsurers are estimated in a manner consistent with the associated claim liability. We report our reinsurance recoverables net of an allowance for estimated uncollectible reinsurance, including expected credit losses. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, disputes, applicable coverage defenses and other relevant factors. We use the rating-based method to estimate the uncollectible reinsurance reserves due to credit losses. Under this method, reinsurance credit risk is estimated by considering the reinsurers probability of default. Reinsurance recoverables are forecasted out of the assumed billing periods and a liquidation factor is applied based on the rating of the reinsurer and adjusted as needed based on our historical experience with the reinsurers. Additionally, reinsurance recoverable balances are evaluated to identify any dispute risk and when required, an additional reserve is recorded. Amounts deemed to be uncollectible, including amounts due from known insolvent reinsurers, are written off against the allowance. Changes in the allowance, as well as any subsequent collections of amounts previously written off, are reported as part of underwriting expense. We evaluate and monitor the financial condition of our reinsurers under voluntary reinsurance arrangements to minimize our exposure to significant losses from reinsurer insolvencies.

Recoveries occur when subsequent collection or litigation results in the receipt of amounts previously written off. Amounts recovered are applied against the allowance for expected credit losses. For further disclosures about the allowance for expected credit losses, see Note 4, “Allowance for Credit Losses.”

Deferred Acquisition Costs

Policy acquisition costs, which include commissions, premium taxes, fees and certain other costs of underwriting policies, are deferred, when such class of policies are profitable, and amortized over the same period in which the related premiums are earned. To qualify for capitalization, the policy acquisition cost must be directly related to the successful acquisition of an insurance contract. We continually review the methods of making such estimates and establishing the deferred costs with any adjustments made in the accounting period in which the adjustment arose.

The 2022 net amortization of policy acquisition costs will not equal the change in our Consolidated Balance Sheets as Syndicate 1200 deferred acquisition costs were reclassified to Assets held-for-sale on our Consolidated Balance Sheets at December 31, 2022. The 2021 net amortization of policy acquisition costs will not equal the change in our Consolidated Balance Sheets as the trade capital providers’ share is not reflected in our Consolidated Statements of Income (Loss) and differences arise from foreign currency exchange rates applied to deferred acquisition costs which are treated as a nonmonetary asset.

Goodwill and Intangible Assets

Goodwill and intangible assets are allocated to reporting units in which the results of operations for the acquired company are reported (see Note 19, “Segment Information” for further discussion). Intangible assets with a finite life are amortized over the estimated useful life of the asset. Goodwill and intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

We perform our annual goodwill and intangible asset impairment test on the first day of the fourth quarter of each year, October 1, of each year. In conjunction with our annual test, the estimated fair value of each reporting unit exceeded its carrying value for the year ended December 31, 2022, except for our Syndicate 1200 reporting unit. As a result of the announced sale of Argo Underwriting Agency Limited and its Lloyd’s Syndicate 1200, an estimated fair value was established for Syndicate 1200 that was below its carrying value. As such, we recorded a $28.5 million impairment charge in the third quarter, consisting of $17.3 million of indefinite lived intangible assets and $11.2 million of goodwill so that carrying value equals fair value. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for further discussion of the announced sale of Argo Underwriting Agency Limited and its Lloyd’s Syndicate 1200.

For the year ended December 31, 2021, the carrying value of the Syndicate 1200 reporting unit exceeded the fair value by $43.2 million. Goodwill assigned to this reporting unit totaled $28.7 million (pre-tax) and indefinite-lived intangible assets totaled $60.5 million (pre-tax). In accordance with ASC Topic 350-10, “Impairment and Disposal of Long-Lived Assets”, we applied the impairment against the indefinite-lived intangible asset, resulting in a carrying value of $17.3 million. Our Syndicate 1200 reporting unit in past years has been adversely impacted by catastrophe and other losses. As a result, we have exited a number of business lines, focusing on profitability. Due to the change in our business plan, we performed a stress test on our fair value testing, focusing on low to negative growth. The result of this stress testing resulted in the indication that the carrying value of the reporting unit exceeded its fair value, resulting in the impairment.

The following table presents our intangible assets and accumulated amortization at December 31:

	December 31,
	2022		2021
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Lloyd’s capacity	$—	n/a	$17.3	n/a
Distribution network	45.5	45.5	45.5	45.5
Other	6.2	6.2	6.2	6.2

	$51.7	$51.7	$69.0	$51.7

As of December 31, 2020, all of our finite-lived intangible assets had been fully amortized and we had no amortization expense for the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, amortization expense was $1.1 million, and is included in Underwriting, acquisition and insurance expenses in our Consolidated Statements of Income (Loss). The entirety of the amortization expense recorded in the year 2020 relates to Ariel Re and was calculated pro-rata before the sale.

Leases

We determine if a contract contains a lease at inception and recognize operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date to determine the present value of future payments. Lease agreements have lease and non-lease components. We account for these components separately, therefore our operating lease right-of-use asset and operating lease liabilities represent base rent only. Lease expense is recognized on a straight-line basis over the lease term. Renewal options are evaluated prior to the expiration date and recorded upon exercise.

Property and Equipment

Property and equipment used in operations, including certain costs incurred to develop or obtain computer software for internal use, are capitalized and carried at cost less accumulated depreciation and are reported in Other assets in our Consolidated Balance Sheets. Depreciation is calculated using a straight-line method over the estimated useful lives of the assets, generally three to thirty-nine years. The accumulated depreciation for property and equipment was $144.7 million and $158.8 million at December 31, 2022 and 2021, respectively. The net book value of our property and equipment at December 31, 2022 and 2021 was $43.6 million and $67.5 million, respectively. The depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $22.3 million, $23.9 million and $24.1 million, respectively.

Derivative Instruments

We enter into short-term, currency spot and forward contracts to manage operational currency exposure from our non-USD insurance operations. The forward contracts are typically thirty to ninety days and are renewed as management deems necessary to accomplish the objectives of the contracts. These foreign currency forward contracts are carried at fair value in Other assets on our Consolidated Balance Sheets at December 31, 2022 and 2021, respectively. The realized and unrealized gains and losses are included in Net realized investment (gains) losses in our Consolidated Statements of Income (Loss). The forwards contracts are not designated as hedges for accounting purposes.

Assets held-for-sale

Assets held-for-sale consists of assets associated with pending business dispositions. The Company classifies a business as held-for-sale when the Company has entered into an agreement to sell the business and certain other specified criteria are met. The business classified as held-for-sale is recorded at the lower of carrying value or estimated fair value, less costs to sell. If the carrying value of the business exceeds its estimated fair value, less costs to sell, a loss is recognized when the criteria for the held-for-sale classification as described above are met. If the estimated fair value, less costs to sell, exceeds the carrying value of the business, the gain is recorded when the sale is completed. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for further discussion.

Reserves for Losses and Loss Adjustment Expenses

Liabilities for unpaid losses and loss adjustment expenses include the accumulation of individual case estimates for claims reported as well as estimates of IBNR claims and estimates of claim settlement expenses. Reserves for loss and loss adjustment expenses represents management’s best estimate of the ultimate liability to settle these claims as of the balance sheet date. The effects of changes in this estimate are included in results of operations in the period in which the estimates are changed. Reinsurance recoverables on unpaid claims and claim expenses represent estimates of the portion of such liabilities that will be recoverable from reinsurers. Amounts recoverable from reinsurers are recognized as assets at the same time and in a manner consistent with the unpaid claims liabilities associated with the reinsurance policy.

Reinsurance

In the normal course of business, our insurance subsidiaries cede risks above certain retention levels to other insurance companies. Reinsurance recoverables include claims we paid and estimates of unpaid losses and loss adjustment expenses that are subject to reimbursement under reinsurance and retrocessional contracts. The method for determining reinsurance recoverables for unpaid losses and loss adjustment expenses involves reviewing actuarial estimates of gross unpaid losses and loss adjustment expenses to determine our ability to cede unpaid losses and loss adjustment expenses under our existing reinsurance contracts. This method is continually reviewed and updated and any resulting adjustments are reflected in earnings in the period identified. Reinsurance premiums, commissions and expense reimbursements are accounted for on a basis consistent with those used in accounting for the original policies issued and the term of the reinsurance contracts. Amounts recoverable from reinsurers for losses and loss adjustment expenses for which our insurance and reinsurance subsidiaries have not been relieved of their legal obligations to the policyholder are reported as assets.

On November 9, 2022, the Company closed on the U.S. LPT with Enstar covering a majority of the Company’s U.S. casualty insurance reserves, including construction, for accident years 2011 to 2019. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.

Earned Premiums

Premium revenue is generally recognized ratably over the policy period. Premiums that have yet to be earned are reported as Unearned premiums in our consolidated balance sheets.

At December 31, 2022, trade capital providers balances were reclassified to Assets held-for-sale. At December 31, 2021, ceded unearned premium balances include cessions to reinsurers including trade capital providers, while the earned premium recognized in our Consolidated Statements of Income (Loss) excludes amounts relating to trade capital providers. The trade capital providers’ quota share amount is included in Ceded reinsurance payable, net.

Assumed reinstatement premiums that reinstate coverage are written and earned at the time the associated loss event occurs. The original premium is earned over the remaining exposure period of the contract. Reinstatement premiums are estimated based upon contract terms for reported losses and estimated for incurred but not reported losses.

Retrospectively Rated Policies

We have written a number of workers compensation, property and other liability policies that are retrospectively rated. Under this type of policy, the policyholder or coverholder may be entitled, subsequent to coverage expiration, to a refund or may owe additional premiums based on the amount of losses incurred under the policy. The retrospective premium adjustments on certain policies are limited to a minimum or maximum premium adjustment, which is calculated as a percentage of the standard amount of premium charged during the life of the policy. Accrued retrospectively rated premiums have been determined based on estimated ultimate loss experience of the individual policyholder accounts. The estimated liability for return of premiums under retrospectively rated policies is included in Unearned premiums in our Consolidated Balance Sheets and was $0.2 million and $4.7 million at December 31, 2022 and 2021, respectively. The estimated amount included in premiums receivables for additional premiums due under retrospectively rated policies was $0.2 million and $0.1 million at December 31, 2022 and 2021, respectively.

Liabilities held-for-sale

Liabilities held-for-sale consists of liabilities associated with pending business dispositions. See Assets held-for-sale above for further description of the held-for-sale classification.

Non-Operating Expenses

Non-operating expenses represent costs not associated with our ongoing insurance or other operations, including severance expenses, certain legal costs, merger and acquisition and other transaction-related expenses, and certain non-recurring expenses. As such, non-operating expenses have been excluded from the calculation of our expense ratio. These non-recurring costs are included in the line item Non-operating expenses in the Company’s Consolidated Statements of Income (Loss).

Share-Based Payments

Compensation expense for share-based payments is recognized based on the measurement-date fair value for awards that will settle in shares. The fair value of our performance share and restricted share awards is based on the grant date closing market price. The fair value for our stock settled share appreciation rights is calculated using the Black-Sholes valuation model. Compensation expense for awards that are settled in equity are recognized on a straight line pro rata basis over the vesting period, adjusted for expected forfeitures. See Note 14, “Share-based Compensation” for related disclosures.

Foreign Currency Exchange Gain (Loss)

The reporting currency of the Company is the U.S. dollar (“USD”). USD is the functional currency of all but one of our remaining foreign operations. For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities that are denominated in local currencies are remeasured at the exchange rates in effect at the balance sheet date. The resulting gains and losses from changes in the foreign exchange rates are reflected in net income. Non-monetary assets and liabilities are not remeasured. In the case of our non-USD denominated available-for-sale investments, the change in exchange rates between the local currency and USD at each balance sheet date represents an unrealized appreciation or depreciation in value of these securities and is included as a component of Accumulated other comprehensive income (loss) on our Consolidated Balance Sheets. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate during the period with the resulting foreign exchange gains and losses included in net income for the period.

Translation gains and losses related to our operations denominated in local currencies are recorded as a component of shareholders’ equity in our Consolidated Balance Sheets. At December 31, 2022 and 2021, the foreign currency translation adjustments were a loss of $4.2 million and $35.3 million, respectively. The change in the foreign currency translation adjustments was primarily driven by disposal of the Company’s Brazil and Malta operations. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for further discussion.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income or loss in the period in which the change is enacted.

We recognize interest expense and penalties related to the unrecognized tax benefits in Interest expense and Underwriting, acquisition and insurance expenses, respectively, in our Consolidated Statements of Income (Loss).

We recognize valuation allowance in Income tax provision (benefit) in our Consolidated Statements of Income (Loss).

Supplemental Cash Flow Information

Interest paid and income taxes paid (recovered) were as follows:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Senior unsecured fixed rate notes	$9.3	$9.3	$9.3
Junior subordinated debentures	13.5	10.0	11.9
Other indebtedness	1.3	2.5	5.2

Total interest paid	$24.1	$21.8	$26.4

Income taxes paid	26.2	43.0	47.7
Income taxes recovered	(2.1)	(2.6)	(1.8)

Income taxes paid, net	$24.1	$40.4	$45.9

Recently Adopted Accounting Pronouncements

The Company evaluated recently issued accounting pronouncements and determined none are material to our results of operations or financial position reported herein.

2.	Recent Acquisitions, Disposals & Other Transactions

Business Dispositions

Sale of Argo Underwriting Agency Limited

On September 8, 2022, Argo International Holdings Limited (the “Seller”), a wholly-owned subsidiary of the Company, and the Buyer entered into a sale and purchase agreement (the “Transaction”) under which the Seller agreed to sell, and the Buyer agreed to purchase, the entire issued share capital of AUA, for which the financial results are reported in our International segment. This transaction simplifies the reporting structure and drives greater efficiencies.

The base cash consideration for the purchase is $125.0 million, which will be adjusted to reflect the extent by which AUA’s net assets as at completion are greater or lesser than AUA net assets as of March 31, 2022. In the third quarter of 2022, as a result of the sale, an impairment was recorded in the amount of $28.5 million, consisting of $17.3 million of indefinite lived intangible assets and $11.2 million of goodwill, representing the difference between the carrying value and implied fair value as determined by the consideration to be received. In addition, the Buyer will be obliged to replace certain funds provided by the Company to support the activities of AUA and certain of its subsidiaries at Lloyd’s of London, which would then be released to the Company.

On February 2, 2023, the Seller completed the sale of the entire issued share capital of AUA. At the closing, the Company received total consideration of $155.6 million, which included cash proceeds of $125.0 million as base consideration and an additional $30.6 million which was placed in escrow by the Buyer related to certain reinsurance-related recoverables. The funds in escrow may be released to the Seller over a period of two years following the closing. At the end of the two-year escrow period, any remaining balance of the $30.6 million escrow will be returned to the Buyer. The base consideration is subject to adjustment pending a final closing balance sheet.

As of December 31, 2022, the Company reported the assets and liabilities of this block of business as held-for-sale on Consolidated Balance Sheets with results continuing to be reported within the Consolidated Statements of Income (Loss) and the International Operations segment. The Company has determined that the Transaction does not represent a strategic shift, and therefore, does not meet the requirements for discontinued operations.

The table below reflects the carrying amounts of assets and liabilities held-for-sale related to the pending disposition described above:

(in millions)	December 31, 2022
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$490.6
Other investments	81.6
Short-term investments, at fair value	114.1

Total investments	686.4

Cash	70.8
Accrued investment income	2.1
Premiums receivable	331.9
Reinsurance recoverables	733.1
Current income taxes receivable, net	6.3
Deferred tax asset, net	28.1
Deferred acquisition costs, net	69.4
Ceded unearned premiums	76.1
Other assets	62.0

Total assets	$2,066.2

Liabilities
Reserves for losses and loss adjustment expenses	993.4
Unearned premiums	335.6
Accrued underwriting expenses and other liabilities	34.4
Ceded reinsurance payable, net	323.5
Funds held	172.9
Other indebtedness	54.7

Total liabilities	$1,914.5

The pretax net income (loss) of our held-for-sale business was $66.8 million, $22.4 million, and $(59.9) million for the years ended December 31, 2022, 2021, and 2020, respectively. These amounts include business that will be assumed from Westfield post the sale of the Syndicate.

Sale of ArgoGlobal SE

On June 22, 2022, we completed the sale of our Malta operations, ArgoGlobal Holdings (Malta) Ltd. and its subsidiaries (“AGSE”) to RiverStone Holdings Limited (part of the RiverStone International Group) for €4.9 million (approximately $5.2 million), subject to the terms and conditions set forth in the purchase agreement. AGSE is one of the business units within our International Operations reporting segment. As a result, we realized a loss on the sale of AGSE of $21.3 million, which is included as a component of Net realized investment and other gains (losses) in our Consolidated Statements of Income (Loss). This amount includes $4.5 million of losses from the realization of historical foreign currency translation, which was previously a component of accumulated other comprehensive income.

Sale of Argo Seguros Brasil S.A.

On February 15, 2022, we completed the sale of our Brazilian operations, Argo Seguros Brasil S.A. (“Argo Seguros”), to Spice Private Equity Ltd., an investment company focused on global private equity investments, for a final purchase price of 140 million Brazilian Reais (approximately $26.9 million), subject to the terms and conditions set forth in the purchase agreement. Argo Seguros is one of the business units within our International Operations reporting segment. As a result, we realized a loss on the sale of Argo Seguros of $33.8 million in 2022, which is included as a component of Net realized investment and other gains (losses) in our Consolidated

Statements of Income (Loss). This amount includes $27.3 million of losses from the realization of historical foreign currency translation, which was previously a component of accumulated other comprehensive income. We previously recognized a $6.3 million loss during 2021 as we adjusted the carrying value of Argo Seguros to its fair value.

Other Transactions

Loss Portfolio Transfer - U.S.

On August 8, 2022, the Company entered into a loss portfolio transfer agreement with a wholly owned subsidiary of Enstar Group Limited (“Enstar”) covering a majority of the Company’s U.S. casualty insurance reserves, including construction, for accident years 2011 to 2019.

Enstar’s subsidiary will provide ground up cover of $746.0 million of reserves, and an additional $275.0 million of cover in excess of $821.0 million, up to a policy limit of $1,096.0 million effective January 1, 2022. The Company will retain a loss corridor of $75.0 million up to $821.0 million. For the year ended December 31, 2022, the Company recognized $75.0 million of losses that fall within the corridor and $188.6 million of the $275.0 million LPT limit remains available to the Company.

In addition, as a result of the anticipated loss portfolio transfer in the third quarter of 2022, the Company determined that it is more likely than not it will be required to sell certain securities before recovery of its amortized cost. As such, the Company recognized $34.2 million of realized losses related to the impairment of assets that were transferred at fair value to a third party at the close of the transaction. These losses were previously a component of accumulated other comprehensive income. In addition, in the fourth quarter of 2022, the Company recognized an additional $3.4 million loss at the close of the transaction. The realized losses are included as a component of Net realized investment and other gains (losses) in our Consolidated Statements of Income (Loss).

On November 9, 2022, the U.S. loss portfolio transaction with Enstar covering a majority of the Company’s U.S. casualty insurance reserves, including construction, for accident years 2011 to 2019 closed.

The estimated subject reserves transferred to Enstar on the closing date were $509.0 million, which represents the $746.0 million in loss reserves as of January 1, 2022, less estimated claims paid through October 31, 2022. On the closing date, the Company also transferred approximately $630.0 million of cash and investments to Enstar for which a portion was deposited into a Trust established to secure Enstar’s claim payment obligation to the Company. The financial statement impact of this transaction on the closing date, which was recorded in the fourth quarter of 2022, is a $509.0 million increase in Reinsurance recoverables, a reduction of $630.0 million in cash and investments, and an after-tax charge of approximately $100.0 million. The charge consists mainly of ceded premiums for a total of $121.0 million and is reflected in Earned premiums in our Consolidated Statements of Income (Loss).

Loss Portfolio Transfer - Syndicate 1200

In April 2022, Argo Managing Agency Limited, for and on behalf of Lloyd’s Syndicate 1200, reached an agreement to enter into a loss portfolio transfer of the 2018 and 2019 years of account to Riverstone Managing Agency Limited, for and on behalf of Lloyd’s Syndicate 3500, retrospectively from January 1, 2022. These years of account are included in a reinsurance to close transaction with Riverstone Managing Agency Limited entered into on January 1, 2023. As of December 31, 2022, these balances are classified as held-for-sale on our Consolidated Balance Sheets as described in Sale of Argo Underwriting Agency Limited above.

3.	Investments

Included in our Assets held-for-sale at December 31, 2022 and in Total investments at December 31, 2021 in our Consolidated Balance Sheets is $55.9 million and $89.6 million, respectively, of assets managed on behalf of the trade capital providers, who are third-party participants that provide underwriting capital to the operations of Syndicates 1200 and 1910.

Fixed Maturities

The amortized cost, gross unrealized gains, gross unrealized losses, allowance for credit losses, and fair value in fixed maturity investments were as follows:

December 31, 2022

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturities
U.S. Governments	$410.9	$—	$30.2	$—	$380.7
Foreign Governments	35.6	0.3	6.7	0.8	28.4
Obligations of states and political subdivisions	109.9	0.4	10.1	0.4	99.8
Corporate bonds	1,394.8	0.9	160.0	1.6	1,234.1
Commercial mortgage-backed securities	337.4	—	52.0	—	285.4
Residential mortgage-backed securities	320.0	0.2	50.2	—	270.0
Asset-backed securities	153.4	—	14.2	—	139.2
Collateralized loan obligations	254.4	0.3	16.8	—	237.9

Total fixed maturities	$3,016.4	$2.1	$340.2	$2.8	$2,675.5

December 31, 2021

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturities
U.S. Governments	$422.7	$5.5	$3.2	$—	$425.0
Foreign Governments	234.7	2.2	3.9	0.2	232.8
Obligations of states and political subdivisions	166.7	5.8	1.2	—	171.3
Corporate bonds	1,972.3	33.5	20.3	2.2	1,983.3
Commercial mortgage-backed securities	416.7	6.3	4.3	—	418.7
Residential mortgage-backed securities	480.7	7.5	5.7	—	482.5
Asset-backed securities	173.0	1.3	0.6	0.1	173.6
Collateralized loan obligations	336.4	1.3	1.6	—	336.1

Total fixed maturities	$4,203.2	$63.4	$40.8	$2.5	$4,223.3

Contractual Maturity

The amortized cost and fair values of fixed maturity investments as of December 31, 2022, by contractual maturity, were as follows:

(in millions)	Amortized Cost	Fair Value
Due in one year or less	$78.0	$76.6
Due after one year through five years	1,268.4	1,162.6
Due after five years through ten years	556.3	465.1
Due after ten years	48.5	38.7
Structured securities	1,065.2	932.5

Total	$3,016.4	$2,675.5

The actual maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations. The model duration of the assets comprising our fixed maturity investment portfolio was 3.29 years and 2.81 years at December 31, 2022 and 2021, respectively.

Other Invested Assets

Details regarding the carrying value and unfunded investment commitments of other investments as of December 31, 2022 and 2021 were as follows:

December 31, 2022

(in millions)	Carrying Value	Unfunded Commitments
Investment Type
Hedge funds	$54.0	$—
Private equity	264.6	108.9
Overseas deposits	—	—
Other	4.6	—

Total other investments	$323.2	$108.9

December 31, 2021

(in millions)	Carrying Value	Unfunded Commitments
Investment Type
Hedge funds	$58.6	$—
Private equity	248.9	64.2
Overseas deposits	74.9	—
Other	4.8	—

Total other investments	$387.2	$64.2

The following describes each investment type:

•

Hedge funds: Hedge funds, carried at net asset value (“NAV”) as a practical expedient of fair value, include funds that primarily buy and sell stocks, including short sales, multi-strategy credit, relative value credit and distressed credit.

•

Private equity: Private equity includes buyout funds, real asset/infrastructure funds, credit special situations funds, mezzanine lending funds and direct investments and strategic non-controlling minority investments in private companies that are principally accounted for using the equity method of accounting.

•

Overseas deposits: Overseas deposits are principally invested in short-term sovereign fixed income and investment grade corporate securities. Overseas deposits were reclassified to Assets held-for-sale on Consolidated Balance Sheets at December 31, 2022. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for further discussion.

•	Other: Other includes participation in investment pools.

Unrealized Losses and Other-than-temporary Impairments

An aging of unrealized losses on our investments in fixed maturities is presented below:

December 31, 2022	Less Than One Year		One Year or Greater		Total
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities
U.S. Governments	$271.0	$18.1	$109.8	$12.1	$380.8	$30.2
Foreign Governments	16.7	4.9	2.6	1.8	19.3	6.7
Obligations of states and political subdivisions	67.4	4.1	24.3	6.0	91.7	10.1
Corporate bonds	695.1	68.3	519.6	91.7	1,214.7	160.0
Commercial mortgage-backed securities	144.2	18.6	141.2	33.4	285.4	52.0
Residential mortgage-backed securities	88.7	8.8	178.8	41.4	267.5	50.2
Asset-backed securities	93.3	7.5	45.9	6.7	139.2	14.2
Collateralized loan obligations	181.1	13.3	44.2	3.5	225.3	16.8

Total fixed maturities	$1,557.5	$143.6	$1,066.4	$196.6	$2,623.9	$340.2

December 31, 2021	Less Than One Year		One Year or Greater		Total
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities
U.S. Governments	$193.4	$2.6	$14.6	$0.6	$208.0	$3.2
Foreign Governments	152.4	3.3	2.6	0.6	155.0	3.9
Obligations of states and political subdivisions	46.0	0.8	0.1	0.4	46.1	1.2
Corporate bonds	854.3	18.3	41.7	2.0	896.0	20.3
Commercial mortgage-backed securities	198.8	4.1	6.5	0.2	205.3	4.3
Residential mortgage-backed securities	284.2	5.6	4.0	0.1	288.2	5.7
Asset-backed securities	62.6	0.6	—	—	62.6	0.6
Collateralized loan obligations	176.1	1.6	0.5	—	176.6	1.6

Total fixed maturities	$1,967.8	$36.9	$70.0	$3.9	$2,037.8	$40.8

We hold a total of 1,593 fixed maturity securities, of which 1,060 were in an unrealized loss position for less than one year and 485 were in an unrealized loss position for a period one year or greater as of December 31, 2022.

For fixed maturities with a decline in fair value below the amortized cost due to credit-related factors, an allowance is established for the difference between the estimated recoverable value and amortized cost with a corresponding charge to Net investment and other gains (losses) in the Consolidated Statements of Income (Loss). The allowance is limited to the difference between amortized cost and fair value. The estimated recoverable value is the present value of cash flows expected to be collected, as determined by management. The difference between fair value and amortized cost that is not associated with credit-related factors is recognized in the Condensed Consolidated Statements of Comprehensive Income (Loss). Accrued interest is excluded from the measurement of the allowance for credit losses.

When determining if a credit loss has been incurred, we may consider the historical performance of the security, available market information and security specific considerations such as the priority payment of the security. In addition, inputs used in our analysis include, but are not limited to, credit ratings and downgrades, delinquency rates, missed scheduled interest or principal payments, purchase yields, underlying asset performance, collateral types, modeled default rates, modeled severity rates, call/prepayment rates, expected cash flows, industry concentrations, and potential or filed bankruptcies or restructurings.

In cooperation with our investment managers, we evaluate for credit losses each quarter utilizing a bottom up review approach. At the security level, a determination is made as to whether a decline in fair value below the amortized cost basis is due to credit-related or noncredit-related factors. If we determine that all or a portion of a fixed maturity is uncollectible, the uncollectible amortized cost is written off with a corresponding reduction to the allowance for credit losses. If we collect cash flows that were previously written off, the recovery is recognized in realized investment gains. We also consider whether we intend to sell an available-for-sale security or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost. In these instances, a decline in fair value is recognized in Net investment and other gains (losses) in the Consolidated Statements of Income (Loss) based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security.

The following table presents a roll-forward of the changes in allowance for credit losses on available-for-sale fixed maturities by industry category for the months ending December 31, 2022 and 2021, respectively:

	Foreign Governments	Obligations of states and political subdivisions	Corporate bonds	Asset backed securities	Total
Beginning balance, January 1, 2021	$0.2	$0.1	$6.1	$0.2	$6.6
Securities for which allowance was not previously recorded	—	—	2.7	0.2	2.9
Securities sold during the period	—	—	(3.5)	—	(3.5)
Additional net increases (decreases) in existing allowance	—	(0.1)	(3.1)	(0.3)	(3.5)

Ending balance, December 31, 2021	$0.2	$—	$2.2	$0.1	$2.5

	Foreign Governments	Obligations of states and political subdivisions	Corporate bonds	Asset backed securities	Total
Beginning balance, January 1, 2022	$0.2	$—	$2.2	$0.1	$2.5
Securities for which allowance was not previously recorded	0.4	—	1.8	—	2.2
Securities sold during the period	(0.1)	—	(0.7)	—	(0.8)
Reductions for credit impairments	—	—	(1.4)	—	(1.4)
Additional net increases (decreases) in existing allowance	0.2	0.4	(0.3)	—	0.3

Ending balance, December 31, 2022	$0.7	$0.4	$1.6	$0.1	$2.8

Total credit impairment (gains) losses, net of allowance for credit losses, included in Net investment and other gains (losses) in the Consolidated Statements of Income (Loss) was $2.5 million and $0.6 million for the year ended December 31, 2022 and 2021, respectively.

For commercial mortgage loans an allowance for credit losses is established at the time of origination or purchase, as necessary, and is updated each reporting period. Changes in the allowance for credit losses are recorded in Net investment and other gains (losses). This allowance reflects the risk of loss, even when that risk is remote, that is expected over the remaining contractual life of the loan. The allowance for credit losses considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts of future economic conditions.

Commercial Mortgage Loans

Commercial mortgage loan investments are composed of participation interests in a portfolio of commercial mortgage loans. Loan collateral is diversified with regard to property type and geography. The following table presents loans by property type:

	December 31, 2022
(in millions)	Cost	Composition	Loan Count
Apartments	$87.4	54.5%	16
Hotel	25.0	15.6%	4
Industrial	26.0	16.3%	4
Retail	21.5	13.6%	4

Total	$159.9	100.0%	28

The following table presents our loans by Debt Service Covenant Ratio (“DSCR”):

	December 31, 2022
(in millions)	Cost	Loan Count
1.00 to 1.50	$10.4	2
Greater than 1.5 to 2.0	60.4	10
Greater than 2.0 to 3.0	52.0	10
Greater than 3.0 to 4.0	25.8	4
Greater than 4.0	11.3	2

Total	$159.9	28

The following table presents loans by Loan To Value (“LTV”):

	December 31, 2022
(in millions)	Cost	Loan Count
Equal to or less than 50.0%	$36.7	6
Greater than 50.0% to 55.0%	9.1	2
Greater than 55.0% to 60.0%	42.6	8
Greater than 60.0% to 70.0%	71.5	12

Total	$159.9	28

The following table presents loans by maturity:

	December 31, 2022
(in millions)	Cost	Loan Count
Greater than One Year and Less than Three	$54.8	$10
Greater than Three Years and Less than Five Years	33.8	6
Greater than Five Years and Less than Seven Years	20.4	4
Greater than Seven Years and Less than Ten Years	50.9	8

Total	$159.9	28

Investment Gains and Losses

The following table presents our gross realized investment gains and losses:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Realized gains on fixed maturities and other:
Fixed maturities	$20.5	$30.6	$37.1
Other investments, including short-terms	34.8	9.8	93.8
Other assets	—	3.3	33.2

	55.3	43.7	164.1

Realized losses on fixed maturities and other:
Fixed maturities	(29.9)	(11.8)	(35.2)
Other investments, including short-terms	(51.1)	(18.5)	(78.6)
Other assets	—	(12.5)	(7.2)

	(81.0)	(42.8)	(121.0)

Other net losses recognized on fixed maturities and other:
Credit gains (losses) on fixed maturities	(4.6)	0.6	(39.9)
Impairment related to change in intent(1)	(34.2)	—	—
Other(2)	(55.1)	(6.3)	—

	(93.9)	(5.7)	(39.9)

Equity securities
Net realized gains (losses) on equity securities	1.2	71.5	(17.1)
Change in unrealized gains (losses) on equity securities held at the end of the period	3.1	(34.1)	10.3

Net gains (losses) on equity securities	4.3	37.4	(6.8)

Net investment and other gains (losses) before income taxes	(115.3)	32.6	(3.6)
Income tax (benefit) provision	(10.0)	6.2	1.3

Net investment and other gains (losses), net of income taxes	$(105.3)	$26.4	$(4.9)

(1)	Refer to the Loss Portfolio Transfer - U.S. in Note 2, “Recent Acquisitions, Disposals & Other Transactions”.
(2)	Refer to the sale of AGSE and Argo Seguros in Note 2, “Recent Acquisitions, Disposals & Other Transactions”.

The cost of securities sold is based on the specific identification method.

Changes in unrealized gains (losses) related to investments are summarized as follows:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Change in unrealized gains (losses)
Fixed maturities	$(383.7)	$(105.9)	$96.0
Other investments		—	(14.3)
Other and short-term investments	(0.8)	(1.0)	0.7

Net unrealized investment gains (losses) before income taxes	(384.5)	(106.9)	82.4
Income tax provision (benefit)	(71.7)	(21.5)	16.5

Net unrealized investment gains (losses), net of income taxes	$(312.8)	$(85.4)	$65.9

Foreign Currency Exchange Forward Contracts

We entered into foreign currency exchange forward contracts primarily to manage operation currency exposure from our non-USD insurance operations. We also invested in a total return strategy which invested in multiple currencies, and that investment was terminated in mid-2021. The currency forward contracts are carried at fair value in our Condensed Consolidated Balance Sheets in Other liabilities and Other assets at December 31, 2022 and 2021. The net realized gains and (losses) are included in Net realized investment and other gains (losses) in our Consolidated Statements of Income (Loss).

The fair value of our foreign currency exchange forward contracts as of December 31, 2022 and 2021 was as follows:

(in millions)	December 31, 2022	December 31, 2021
Operational currency exposure	$5.8	$(0.3)
Asset manager investment exposure	(0.6)	(0.3)

Total	$5.2	$(0.6)

The following table presents our gross investment realized gains and losses on our foreign currency exchange forward contracts:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Realized gains
Operational currency exposure	$30.0	$16.5	$13.2
Asset manager investment exposure	3.9	3.7	2.2
Total return strategy	—	13.0	61.6

Gross realized investment gains	33.9	33.2	77.0
Realized losses
Operational currency exposure	(46.3)	(28.9)	(8.6)
Asset manager investment exposure	(0.9)	(1.0)	(4.0)
Total return strategy	—	(12.0)	(62.3)

Gross realized investment losses	(47.2)	(41.9)	(74.9)

Net realized investment gains (losses) on foreign currency exchange forward contracts	$(13.3)	$(8.7)	$2.1

Regulatory Deposits, Pledged Securities and Letters of Credit

We are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. We maintain assets pledged as collateral in support of irrevocable letters of credit issued under the terms of certain reinsurance agreements for reported loss and loss expense reserves. The following table presents our components of restricted assets:

(in millions)	December 31, 2022	December 31, 2021
Securities and cash on deposit for regulatory and other purposes	$149.3	$195.6
Securities pledged as collateral for letters of credit and other	169.8	193.9
Securities on deposit supporting Lloyd’s business (1)	171.4	296.8

Total restricted investments	$490.5	$686.3

(1)

Argo Group is required to maintain Funds at Lloyd’s (“FAL”) to support its business for Syndicate 1200 and Syndicate 1910. At December 31, 2022 the amount of securities pledged for FAL was $171.4 million, which was provided by Argo Re, Ltd. FAL of $123.7 million held by Syndicate 1200 and 1910 was reclassified to Assets held-for-sale. Subsequent to the sale of AUA, FAL will be released to the Company. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Market participants are buyers and sellers in the principal (or most advantageous) market that are independent, knowledgeable, able to transact for the asset or liability and willing to transfer the asset or liability.

Valuation techniques consistent with the market and income approach are used to measure fair value. The inputs of these valuation techniques are categorized into three levels.

•

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the reporting date. We define actively traded as a security that has traded in the past seven days. We receive one quote per instrument for Level 1 inputs.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. We receive one quote per instrument for Level 2 inputs.

•

Level 3 inputs are unobservable inputs. Unobservable inputs reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

We receive fair value prices from third-party pricing services and our outside investment managers. These prices are determined using observable market information such as dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things. We have reviewed the processes used by the third-party providers for pricing the securities, and have determined that these processes result in fair values consistent with GAAP requirements. In addition, we review these prices for reasonableness, and have not adjusted any prices received from the third-party providers as of December 31, 2022 and 2021. A description of the valuation techniques we use to measure assets at fair value is as follows:

Fixed Maturities (Available-for-Sale) Levels 1 and 2:

•

U.S. Treasury securities are typically valued using Level 1 inputs. For these securities, we obtain fair value measurements from third-party pricing services using quoted prices (unadjusted) in active markets at the reporting date.

•

U.S. Government agencies, non-U.S. Government securities, obligations of states and political subdivisions, credit securities and foreign denominated government and credit securities are reported at fair value using Level 2 inputs. For these securities, we obtain fair value measurements from third-party pricing services. Observable data may include dealer quotes, market spreads, yield curves, live trading levels, trade execution data, credit information and the security’s terms and conditions, among other things.

•

Asset and mortgage-backed securities and collateralized loan obligations are reported at fair value using Level 2 inputs. For these securities, we obtain fair value measurements from third-party pricing services. Observable data may include dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things.

Fixed Maturities Level 3: We own term loans and asset-backed securities that are valued using unobservable inputs.

Equity Securities Level 1: Equity securities are principally reported at fair value using Level 1 inputs. For these securities, we obtain fair value measurements from a third-party pricing service using quoted prices (unadjusted) in active markets at the reporting date.

Equity Securities Level 3: We own certain equity securities that are reported at fair value using Level 3 inputs. The valuation techniques for these securities include the following:

•	Fair value measurements for an investment in an equity fund obtained by applying final prices provided by the administrator of the fund, which is based upon certain estimates and assumptions.

•	Fair value measurements from a broker and an independent valuation service, both based upon estimates and assumptions.

Other Investments Level 2: Foreign regulatory deposits are assets held in trust in jurisdictions where there is a legal and regulatory requirement to maintain funds locally in order to protect policyholders. Lloyd’s is the appointed investment manager for the funds. These assets are invested in short-term government securities, agency securities and corporate bonds and are valued using Level 2 inputs based upon values obtained from Lloyd’s.

Short-term Investments: Short-term investments are principally reported at fair value using Level 1 inputs, with the exception of short-term corporate and governmental bonds reported at fair value using Level 2 inputs as described in the fixed maturities section above. Values for the investments categorized as Level 1 are obtained from various financial institutions as of the reporting date.

Based on an analysis of the inputs, our financial assets and liabilities measured at fair value on a recurring basis have been categorized as follows:

		Fair Value Measurements at Reporting Date Using
(in millions)	December 31, 2022	Level 1 (1)	Level 2 (2)	Level 3 (3)
Fixed maturities
U.S. Governments	$380.7	$378.7	$2.0	$—
Foreign Governments	28.4	—	28.4	—
Obligations of states and political subdivisions	99.8	—	99.8	—
Corporate bonds	1,234.1	—	1,212.1	22.0
Commercial mortgage-backed securities	285.4	—	285.4	—
Residential mortgage-backed securities	270.0	—	270.0	—
Asset-backed securities	139.2	—	120.5	18.7
Collateralized loan obligations	237.9	—	237.9	—

Total fixed maturities	2,675.5	378.7	2,256.1	40.7
Equity securities	43.9	28.4	—	15.5
Other investments	0.3	—	0.3	—
Short-term investments	449.6	449.3	0.3	—
Derivatives	5.2	—	5.2	—

Total assets	$3,174.5	$856.4	$2,261.9	$56.2

(1)	Quoted prices in active markets for identical asset
(2)	Significant other observable inputs
(3)	Significant unobservable inputs

		Fair Value Measurements at Reporting Date Using
(in millions)	December 31, 2021	Level 1 (1)	Level 2 (2)	Level 3 (3)
Fixed maturities
U.S. Governments	$425.0	$417.4	$7.6	$—
Foreign Governments	232.8	—	232.8	—
Obligations of states and political subdivisions	171.3	—	171.3	—
Corporate bonds	1,983.3	—	1,980.5	2.8
Commercial mortgage-backed securities	418.7	—	418.7	—
Residential mortgage-backed securities	482.5	—	482.5	—
Asset-backed securities	173.6	—	173.6	—
Collateralized loan obligations	336.1	—	336.1	—

Total fixed maturities	4,223.3	417.4	3,803.1	2.8
Equity securities	56.3	41.6	—	14.7
Other investments	75.4	—	75.4	—
Short-term investments	655.8	653.9	1.9	—

Total assets	$5,010.8	$1,112.9	$3,880.4	$17.5

(1)	Quoted prices in active markets for identical asset
(2)	Significant other observable inputs
(3)	Significant unobservable inputs

The fair value measurements in the tables above do not equal Total investments on our Consolidated Balance Sheets as they primarily exclude private equity and hedge funds which are carried at NAV as a practical expedient.

A reconciliation of the beginning and ending balances for the investments categorized as Level 3 are as follows:

Fair Value Measurements Using Observable Inputs (Level 3)

(in millions)	Credit Financial	Equity Securities	Total
Beginning balance, January 1, 2022	$2.8	$14.7	$17.5
Transfers into Level 3	36.1	1.5	37.6
Transfers out of Level 3	—	—	—
Total gains or losses (realized/unrealized):
Included in net income	(0.4)	(0.7)	(1.1)
Included in other comprehensive income	(4.8)	—	(4.8)
Purchases, issuances, sales, and settlements:
Purchases	9.0	1.0	10.0
Issuances	—	—	—
Sales	(2.0)	(1.0)	(3.0)
Settlements	—	—	—

Ending balance, December 31, 2022	$40.7	$15.5	$56.2

Amount of total gains or losses for the year included in net income attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2022	$—	$(4.4)	$(4.4)

(in millions)	Credit Financial	Equity Securities	Total
Beginning balance, January 1, 2021	$7.0	$17.5	$24.5
Transfers into Level 3	—	1.0	1.0
Transfers out of Level 3	—	—	—
Total gains or losses (realized/unrealized):
Included in net income	—	4.2	4.2
Included in other comprehensive loss	(0.8)	—	(0.8)
Purchases, issuances, sales, and settlements:
Purchases	0.1	1.2	1.3
Issuances	—	—	—
Sales	(3.5)	(10.6)	(14.1)
Settlements	—	—	—

Ending balance, December 31, 2021	$2.8	$13.3	$16.1

Amount of total gains or losses for the year included in net income attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2021	$—	$—	$—

At December 31, 2022 and 2021, we did not have any financial assets or financial liabilities measured at fair value on a nonrecurring basis or any financial liabilities on a recurring basis.

The Company holds investments in commercial mortgage loans reported at cost, less an allowance for expected credit losses of $0.2 million, on the Consolidated Balance Sheets. As of December 31, 2022, the cost and estimated fair value of the investments in commercial mortgage loans were:

	December 31, 2022
(in millions)	Cost	Fair Value
Commercial Mortgage Loans	$159.9	$150.7

4.	Allowance for Credit Losses

Premiums receivable

The following table represents the balances of premiums receivable, net of allowance for uncollectible premiums, including expected lifetime credit losses, at December 31, 2022 and December 31, 2021, and the changes in the allowance for the year ended December 31, 2022 and December 31, 2021.

(in millions)	Premiums Receivable, Net of Allowance for Estimated Uncollectible Premiums	Allowance for Estimated Uncollectible Premiums
Balance, December 31, 2020	$679.8	$9.4

Current period change for estimated uncollectible premiums		(3.1)
Write-offs of uncollectible premiums receivable		(0.6)

Balance, December 31, 2021	$648.6	$5.7

Current period change for estimated uncollectible premiums		0.2
Write-offs of uncollectible premiums receivable(1)		(1.2)

Balance, December 31, 2022	$292.0	$4.7

(1)	Includes allowance transferred as a result of divestitures in the amount of $1.5 million.

Reinsurance Recoverables

The following table presents the balances of reinsurance recoverables, net of the allowance for estimated uncollectible reinsurance, including expected credit losses, at December 31, 2022 and December 31, 2021, and changes in the allowance for estimated uncollectible reinsurance for the year ended December 31, 2022 and December 31, 2021.

(in millions)	Reinsurance Recoverables, Net of Allowance for Estimated Uncollectible Reinsurance	Allowance for Estimated Uncollectible Reinsurance
Balance, December 31, 2020	$3,009.0	$4.1

Current period change for estimated uncollectible reinsurance		(0.3)
Write-offs of uncollectible reinsurance recoverables		—

Balance, December 31, 2021	$2,966.4	$3.8

Current period change for estimated uncollectible reinsurance		1.7
Write-offs of uncollectible reinsurance recoverables		—
Reclassified to assets held-for-sale		(0.8)

Balance, December 31, 2022	$3,029.1	$4.7

We primarily utilize A.M. Best credit ratings when determining the allowance, adjusted as needed based on our historical experience with the reinsurers. Certain of our reinsurance recoverables are collateralized by letters of credit, funds held or trust agreements.

5.	Leases

Our operating lease obligations are for office facilities, corporate housing and equipment. Our leases have remaining lease terms ranging between less than 1 year and 12 years, some of which include options to extend the leases. Expenses associated with leases totaled $11.8 million for the year ended December 31, 2022, as compared to $18.3 million for the year ended December 31, 2021. The components of lease expense, and other lease information, as of and during the year ended December 31, 2022 and 2021 are as follows:

	December 31,
(in millions)	2022	2021
Operating leases right-of-use assets (1)	$57.7	$81.4
Operating lease liabilities (2)	66.4	97.7

Operating lease weighted-average remaining lease term	8.22	9.51
Operating lease weighted-average discount rate	3.44%	3.53%

(1)	$0.5 million of Operating leases right-of-use-assets were reclassified to assets held-for-sale. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” at December 31, 2022.
(2)	$0.5 million of Operating lease liabilities were reclassified to liabilities held-for-sale. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” at December 31, 2022.

	For the Year Ended December 31,
(in millions)	2022	2021
Operating lease costs	$8.1	$14.2
Variable lease costs	4.7	6.2
Sublease income	(1.0)	(2.1)

Total lease costs	$11.8	$18.3

Our finance leases and short-term leases as of December 31, 2022 and 2021 were not material.

Future minimum lease payments under operating leases as of December 31, 2022 were as follows:

December 31,
(in millions)	2022
2023	10.9
2024	9.6
2025	9.6
2026	9.2
2027	8.2
Thereafter	29.5

Total future minimum lease payments	$77.0

Less imputed interest	(10.6)

Total operating lease liability	$66.4

6.	Reinsurance

We reinsure certain risks with other insurance companies. Such arrangements serve to limit our maximum loss on certain individual risks as well as on catastrophes and large or unusually hazardous risks. We are liable to our insureds for reinsurance ceded in the event our reinsurers do not meet their obligations. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable or unwilling to meet the obligations assumed under the reinsurance contracts. Our allowance for uncollectible reinsurance balances receivable on paid losses and incurred claims was $4.7 million and $3.8 million as of December 31, 2022 and 2021, respectively (see Note 4, “Allowance for Credit Losses” for additional information). Under certain reinsurance agreements, collateral, including letters of credit, is held to secure performance of reinsurers in meeting their obligations. The amount of such collateral was $1,299.3 million and $1,085.5 million at December 31, 2022 and 2021, respectively. The collateral we hold does not apply to our entire outstanding reinsurance recoverable. Rather, collateral is provided on an individual contract basis, as appropriate. For each individual reinsurer, the collateral held may exceed or fall below the total outstanding recoverable from that individual reinsurer.

The long-term nature of the reinsurance contracts creates a credit risk to us over time arising from potentially uncollectible reinsurance. To mitigate that counterparty risk, we evaluate our reinsurers to assess their financial condition. The factors that underlie these reviews include a financial risk assessment as well as an internal assessment of the capitalization and the operational risk of the reinsurer. As a result of these reviews, we may make changes to the approved markets that are used in both our treaty and facultative reinsurance programs.

In light of collateral held, we believe that no exposure to a single reinsurer represents an inappropriate concentration of credit risk to the Company. Gross reinsurance assets due from reinsurers exceeding five percent of our total reinsurance assets were approximately $1,244.3 million and $247.8 million at December 31, 2022 and 2021, respectively, of which approximately $564.0 million and $0.0 million at December 31, 2022 and 2021, respectively, was secured by collateral.

Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets in our Consolidated Balance Sheets. Included in Reinsurance recoverables are paid loss recoverables of $190.6 million and $494.6 million as of December 31, 2022 and 2021, respectively. Earned premiums and losses and loss adjustment expenses are reported net of reinsurance in our Consolidated Statements of Income (Loss).

Losses and loss adjustment expenses of $1,166.9 million, $1,314.6 million and $1,208.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, are net of amounts ceded to reinsurers of $958.8 million, $829.6 million and $941.3 million, respectively.

We are required to accept certain assigned risks and other legally mandated reinsurance obligations. Prior to the mid-1980s, we assumed various forms of casualty reinsurance for which we continue to maintain reserves for losses and loss adjustment expenses (see Note 8, “Run-off Lines”). For such assumed reinsurance transactions, we engage in various monitoring steps that are common with assumed reinsurance such as ongoing claims reviews. We assumed property related reinsurance primarily through, Argo Re and Ariel Re, and casualty related reinsurance primarily through Syndicate 1200.

Premiums were as follows:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Direct written premiums	$2,682.8	$2,990.6	$2,676.1
Reinsurance ceded to other companies	(1,106.7)	(1,203.9)	(1,423.2)
Reinsurance assumed from other companies	165.4	190.6	557.2

Net written premiums	$1,741.5	$1,977.3	$1,810.1

Direct earned premiums	$2,757.8	$2,917.7	$2,660.6
Reinsurance ceded to other companies	(1,205.3)	(1,272.7)	(1,388.6)
Reinsurance assumed from other companies	187.9	265.1	508.5

Net earned premiums	$1,740.4	$1,910.1	$1,780.5

Percentage of reinsurance assumed to net earned premiums	10.8%	13.9%	28.6%

Loss Portfolio Transfer - U.S.

On November 9, 2022, the U.S. loss portfolio transaction with Enstar covering a majority of the Company’s U.S. casualty insurance reserves, including construction, for accident years 2011 to 2019 closed. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for further discussion.

7.	Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of reserves for losses and loss adjustment expenses (“LAE”):

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Net reserves beginning of the year	$3,123.2	$2,906.1	$2,722.7
Net Ariel Indemnity Limited reserves acquired	—	—	27.9
Add:
Losses and LAE incurred during current calendar year, net of reinsurance:
Current accident year	1,102.2	1,176.3	1,201.1
Prior accident years	64.7	138.3	7.7

Losses and LAE incurred during calendar year, net of reinsurance	1,166.9	1,314.6	1,208.8

Deduct:
Losses and LAE payments made during current calendar year, net of reinsurance:
Current accident year	171.5	180.8	253.4
Prior accident years	828.0	688.4	866.4

Losses and LAE payments made during current calendar year, net of reinsurance:	999.5	869.2	1,119.8

Less:
Divestitures (1)	35.2	—	—
Reclassified to liabilities held-for-sale (2)	313.0	—	—
Net reserves ceded to Syndicate 1200 (2)	129.6	—	—
Loss portfolio transfer:
U.S. (3)	472.6	—	—
Syndicate 1200 (for years of account 2019 and 2018) (4)	144.0	—	—
Reinsurance to close transaction (for years of account 2017 and prior) (5)	—	219.7	—

Total net reserve adjustments	1,094.4	219.7	—
Change in participation interest (6)	34.3	8.4	32.8
Foreign exchange adjustments	(17.4)	(17.0)	33.7

Net reserves - end of year	2,213.1	3,123.2	2,906.1
Add:
Reinsurance recoverables on unpaid losses and LAE, end of year	2,838.5	2,471.8	2,499.9

Gross reserves - end of year	$5,051.6	$5,595.0	$5,406.0

(1)	Refer to the sale of Argo Seguros and AGSE in Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.
(2)

Refer to the sale of Argo Underwriting Agency Limited in Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information. Additionally, the Company reduced net reserves in the amount of $129.6 million for reinsurance contracts with AUA subsidiaries, which were reclassified to held-for-sale.

(3)

Loss portfolio transfer of the Company’s U.S. casualty insurance reserves for accident years 2011 to 2019. Refer to Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.

(4)	Loss portfolio transfer on Syndicate 1200’s reserves for the 2018 and 2019 years of account. Refer to Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.
(5)	Amount represents reserves ceded under the reinsurance to close transaction with RiverStone for Lloyd’s years of account 2017 and prior, effective January 1, 2021.
(6)	Amount represents the change in reserves due to changing our participation in Syndicates 1200 and 1910.

Reserves for losses and LAE represent the estimated indemnity cost and related adjustment expenses necessary to investigate and settle claims. Such estimates are based upon individual case estimates for reported claims, estimates from ceding companies for reinsurance assumed and actuarial estimates for losses that have been incurred but not yet reported to the insurer. Any change in probable ultimate liabilities is reflected in current operating results.

The Company did not incur net losses and loss adjustment expenses attributed to the COVID-19 pandemic for the year ended December 31, 2022. Underwriting results for the years ended December 31, 2021 included net losses and loss adjustment expenses attributed to the COVID-19 pandemic of $12.4 million, primarily resulting from contingency and property exposures in the Company’s International Operations. Property losses relate to sub-limited affirmative business interruption coverage, primarily in certain International markets, as well as expected costs associated with claims handling.

The impact from the net unfavorable (favorable) development of prior accident years’ losses and LAE reserves on each reporting segment is presented below:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
U.S. Operations	$64.5	$120.9	$2.4
International Operations	(2.7)	(26.9)	(6.2)
Run-off Lines	2.9	44.3	11.5

Total (favorable) unfavorable prior-year development	$64.7	$138.3	$7.7

The following describes the primary factors behind each segment’s net prior accident year reserve development for the years ended December 31, 2022, 2021 and 2020:

Year ended December 31, 2022:

•

U.S. Operations: Net unfavorable development primarily related to liability lines, including the impact of large losses and claims alleging construction defect, and driven by businesses we have exited, partially offset by favorable development in specialty and professional lines. The net unfavorable prior year development relates to accident years 2019 and prior partially offset by favorable prior year development on accident years 2020 and 2021.

•

International Operations: Net favorable development primarily related to favorable development in liability and specialty lines, partially offset by unfavorable development from professional and property lines. The professional lines development included large claim movements in Argo Insurance Bermuda.

•

Run-off Lines: Net unfavorable development primarily related to asbestos and environmental lines partially offset by favorable loss reserve development in run-off liability losses excluding asbestos and environmental.

Year ended December 31, 2021:

•

U.S. Operations: Net unfavorable development in liability and professional lines, partially offset by favorable development in specialty. The liability lines and professional lines prior-year development was largely due to movements in the fourth quarter of 2021. The liability lines movement was largely due to actual incurred loss movements greater than the expected movements in business units with significant exposure to claims alleging construction defect ($112.1 million of prior year development), driven by accident years 2017 and prior. The professional lines movement was driven by evaluations of individual management liability claims. The professional lines prior-year development of $33.0 million was driven by accident years 2018 and prior.

•

International Operations: Net favorable development primarily related to favorable development in liability and property lines, partially offset by unfavorable development in Argo Insurance Bermuda. The unfavorable movement in Argo Insurance Bermuda was driven by liability and professional losses.

•

Run-off Lines: Net unfavorable loss reserve development in run-off liability lines, including asbestos and environmental lines, and risk management workers compensation. The movement on liability exposures excluding asbestos and environmental was due to analysis of individual claims. The exposures driving the change were largely the result of claims alleging abuse. A large portion of the change was due to defense costs. The movement on asbestos and environmental lines was due to higher than expected loss activity and movements on large claims alleging environmental losses.

Year ended December 31, 2020:

•	U.S. Operations: Net unfavorable development in liability and professional lines, partially offset by favorable development in specialty and property.

•

International Operations: Net favorable development primarily related to favorable development in Reinsurance, partially offset by unfavorable development in Bermuda Insurance. The favorable development in Reinsurance was due to experience on catastrophe losses from recent years and decreases on claims from older accident years. The unfavorable movement in Bermuda Insurance was driven by professional and liability losses.

•

Run-off Lines: Net unfavorable loss reserve development in asbestos and environmental lines and other run-off lines, partially offset by favorable loss reserve development on prior accident years in risk management workers compensation.

Our reserves represent the best estimate of our ultimate liabilities, based on currently known facts, current law, and reasonable assumptions where facts are not known. Due to the significant uncertainties and related management judgments, there can be no assurance that future favorable or unfavorable loss development, which may be material, will not occur.

The spread of COVID-19 and related economic shutdown has increased the uncertainty that is always present in our estimate of the ultimate cost of loss and settlement expense. Actuarial models base future emergence on historic experience, with adjustments for current trends, and the appropriateness of these assumptions involved more uncertainty as of December 31, 2022. We expect there will be impacts to the timing of loss emergence and ultimate loss ratios for certain coverages we underwrite. The industry is experiencing new issues, including the temporary suspension of civil court cases in most states, the extension of certain statutes of limitations and the impact on our insureds from a significant reduction in economic activity. Our booked reserves include consideration of these factors, but legislative, regulatory or judicial actions could result in loss reserve deficiencies and reduce earnings in future periods.

Short-Duration Contract Disclosures

Our basis for disaggregating short-duration contracts is by each of our two ongoing reporting segments, U.S. Operations and International Operations, with International Operations further disaggregated by operating divisions. We have chosen to disaggregate the data in this way so as to not obscure useful information by otherwise aggregating items with significantly different characteristics. See Note 19, “Segment Information,” for additional information regarding our two ongoing reporting segments.

Operating Divisions

Our U.S. Operations reporting segment is comprised of one primary operating division (see Note 19, “Segment Information” for additional information on U.S Operations). International Operations’ primary operating division is Argo Insurance Bermuda, further described below.

Argo Insurance Bermuda

Argo Insurance Bermuda offers casualty, property and professional lines, which serves the needs of global clients by providing the following coverages: property, general and products liability, directors and officers liability, errors and omissions liability and employment practices liability.

Lines of Business

We use an underwriting committee structure to monitor and evaluate the operating performance of our lines of business. The underwriting committees are organized to allow products or coverages with similar characteristics to be managed and evaluated in distinct groups. Using this approach, our insurance business is categorized into underwriting groups, which are Property, Liability, Professional, and Specialty. Noted below are descriptions of the types of characteristics considered to disaggregate our business into these groups, as well as other qualitative factors to consider when using the information contained in the following incurred and paid claims development tables.

Property

Property losses are generally reported within a short period of time from the date of loss, and in most instances, property claims are settled and paid within a relatively short timeframe. However, Property can be impacted by catastrophe losses which can be more complex than non-catastrophe Property claims due to factors such as difficulty accessing impacted areas and other physical, legal and regulatory impediments potentially extending the period of time it takes to settle and pay claims. The impacts of catastrophe losses can be more significant in our Reinsurance and Syndicate 1200 divisions.

Liability

Our Liability business generally covers exposures where most claims are reported without a significant time lag between the event that gives rise to a claim and the date the claim is reported to us, but certain claims like those alleging construction defect can involve a longer time period between the event and the date the claim is reported to us. Since facts and information are frequently not complete at the time claims are reported to us, and because protracted litigation is sometimes involved, it can be several years before the ultimate value of these claims is determined. In our Argo Bermuda Insurance division, much of the business covers higher layers, potentially increasing the time it takes to fully determine our exposure.

Professional

Much of our Professional business is written on a claims-made basis resulting in coverage only for claims that are reported to us during the year in which the policy is effective, thus reducing the number of claims that will become known to us after the end of the policy expiration date. However, facts and information are frequently not complete at the time claims are reported to us, and protracted litigation is sometimes involved. It can be several years before the ultimate value of these claims is determined. In our Argo Bermuda Insurance division, much of the business covers higher layers, potentially increasing the time it takes to fully determine our exposure.

Specialty

Specialty lines losses are generally reported within a short period of time from the date of loss, and in most instances, Specialty lines claims are settled and paid within a relatively short timeframe. However, Specialty lines can be impacted by larger losses where facts and information are frequently not complete at the time claims are reported to us. These large losses can be more complex than smaller Specialty claims due to factors such as difficulty determining actual damages and other physical, legal and regulatory impediments potentially extending the period of time it takes to settle and pay claims.

Descriptions of the primary types of coverages, as disclosed in the following tables, included in the significant lines of business for each operating division are noted below:

U.S Operations

•	Liability: primary and excess specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability, and auto liability

•	Professional: management liability, transaction liability and errors and omissions liability

•	Property: primary and excess property, inland marine and auto physical damage

•	Specialty: surety, animal mortality and ocean marine

Argo Insurance Bermuda

•	Liability: general and products liability

•	Professional: directors and officers liability, errors and omissions liability and employment practices liability

Run-off Lines Segment

We have a Run-off Lines segment for certain products that we no longer underwrite, including asbestos and environmental claims. We have excluded the Run-off Lines segment from the following disaggregated short-duration contract disclosures due to its insignificance to our consolidated financial position and results of operations, both quantitatively and qualitatively. Gross reserves for losses and LAE in Run-off Lines account for less than 5% of our consolidated gross reserves for losses and LAE, and are primarily related to accident years prior to the mid-1990s. As such, claims development tables for the most recent ten accident years would not provide meaningful information to users of our financial statements, as the majority of the remaining reserves for losses and LAE would be for accident years not separately presented. See Note 8, “Run-off Lines,” for further information on this segment, including discussion of prior accidents years’ development.

Loss Portfolio Transfers

On August 8, 2022, the Company entered into a loss portfolio transfer agreement with a wholly owned subsidiary of Enstar Group Limited (“Enstar”) covering a majority of the Company’s U.S. casualty insurance reserves, including construction, for accident years 2011 to 2019. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information on the U.S. loss portfolio transfer. The calendar year 2022 activity in the claims development table includes the impact of this agreement.

Reserves for IBNR Claims

Reserves for IBNR claims are based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. We use a variety of actuarial techniques to analyze current claims costs, including frequency and severity data. These actuarial techniques consider variables such as past loss experience, current claims trends, and prevailing economic, social and legal environments. Each such method has its own set of assumptions and outputs, and each has strengths and weaknesses in different areas. Since no single estimation method is superior to another method in all situations, the methods and assumptions used to project loss reserves will vary by coverage and product. We use what we believe to be the most appropriate set of actuarial methods and assumptions for each product line grouping and coverage. While the loss projection methods may vary by product line and coverage, the general approach for calculating IBNR remains the same: ultimate losses are forecasted first, and that amount is reduced by the amount of cumulative paid claims and case reserves. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in the results of operations in the year in which they are made.

As described above, various actuarial methods are used to determine the reserves for losses and LAE recorded in our Consolidated Balance Sheets. Weightings of methods at a detailed level may change from evaluation to evaluation based on a number of observations, measures, and time elements. In comparing loss reserve methods and assumptions used at December 31, 2022 as compared with methods and assumptions used at December 31, 2021, management has not changed or adjusted methodologies or assumptions in any significant manner.

Incurred & Paid Claims Development Disclosures

The following tables provide information about incurred and cumulative paid losses and allocated loss adjustment expenses (“ALAE”), net of reinsurance. The following tables also include IBNR reserves plus expected development on reported claims and the cumulative number of reported claims as of December 31, 2022.

Reporting Segment: U.S. Operations

Line of Business: Liability

(in millions, except number of claims reported)

	Incurred Losses & ALAE, Net of Reinsurance
Accident Year	For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$344.5	$355.8	$361.0	$360.4	$351.5	$346.6	$343.1	$344.8	$357.3	$334.3
2014		328.6	337.1	330.0	326.3	323.9	321.9	327.4	341.3	310.7
2015			339.8	343.8	330.3	328.7	328.0	335.4	347.9	318.9
2016				342.6	350.5	342.4	353.0	355.3	379.0	349.1
2017					374.8	373.7	384.3	397.7	431.7	385.2
2018						426.1	430.4	414.5	420.4	366.5
2019							421.1	423.7	427.1	318.6
2020								404.2	386.7	371.1
2021									416.4	419.1
2022										439.5

									Total	$3,613.0

	Cumulative Paid Losses & ALAE, Net of Reinsurance
Accident Year	For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$36.5	$109.7	$174.3	$228.8	$266.5	$289.3	$306.9	$318.2	$325.4	$329.3
2014		32.4	91.0	154.6	206.9	240.6	266.3	283.2	291.4	304.4
2015			33.7	86.9	140.2	195.6	236.4	263.9	289.3	305.6
2016				28.5	84.5	144.1	217.1	255.6	293.8	327.1
2017					27.8	83.0	158.8	238.5	295.2	348.0
2018						34.3	98.9	175.8	245.5	315.9
2019							32.4	113.6	186.1	260.1
2020								25.6	85.9	149.0
2021									27.5	83.1
2022										27.2

									Total	$2,449.7
Other Property outstanding liabilities including unpaid loss and ALAE prior to 2013, net of reinsurance										56.5

Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance										$1,219.8

	As of December 31, 2022
Accident Year	Incurred Losses & ALAE, Net of Reinsurance	IBNR & Expected Development on Reported Claims	Cumulative Number of Reported Claims (2)
2013	$334.3	$0.4	22,317
2014	310.7	—	22,254
2015	318.9	6.5	20,874
2016	349.1	11.5	17,947
2017	385.2	22.7	20,419
2018	366.5	21.8	22,925
2019	318.6	21.1	22,161
2020	371.1	136.0	17,452
2021	419.1	253.5	13,367
2022	439.5	354.3	11,011

(1)	Information presented for calendar years prior to 2022 is required supplementary information and is unaudited.
(2)

During 2021, the Company revised the manner in which it measures reported claims. The cumulative number of reported claims is measured by individual claimant at a coverage level. Reported occurrences that do not result in a liability are included as reported claims. During 2021, we implemented additional processes to consolidate multiple data sources for U.S. Operations reserving. As part of that process, the level of detail used to determine the number of reported claims for some of the business units in US Operations changed. As a result, the cumulative number of reported claims for each accident year presented above as of December 31, 2021 is not comparable to the cumulative number of reported claims disclosed in previously issued financial statements.

Reporting Segment: U.S. Operations

Line of Business: Professional

(in millions, except number of claims reported)

	Incurred Losses & ALAE, Net of Reinsurance
Accident Year	For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$20.9	$21.5	$21.1	$19.0	$19.8	$19.5	$18.3	$18.1	$18.0	$17.9
2014		22.4	22.4	26.0	33.7	36.2	35.4	35.1	34.4	32.7
2015			29.9	29.5	33.2	34.0	37.1	37.9	38.3	31.3
2016				44.2	44.8	45.1	42.9	35.5	43.0	43.5
2017					60.1	61.8	78.3	87.9	99.5	87.0
2018						70.8	73.2	79.2	94.8	88.5
2019							94.4	96.8	105.0	94.5
2020								152.6	142.6	127.8
2021									177.8	159.5
2022										185.4

									Total	868.1

	Cumulative Paid Losses & ALAE, Net of Reinsurance
Accident Year	For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$1.9	$6.3	$10.9	$14.2	$17.6	$17.5	$17.9	$17.9	$17.9	$17.9
2014		2.3	5.4	15.1	24.1	25.5	32.3	33.3	33.6	33.5
2015			1.8	8.3	15.6	20.8	26.2	31.3	31.7	33.8
2016				2.4	11.9	24.6	28.9	30.8	34.4	38.3
2017					3.5	24.9	38.0	59.7	77.9	85.5
2018						4.5	16.7	43.8	62.6	78.8
2019							4.9	32.9	50.0	81.7
2020								13.3	36.4	70.5
2021									12.2	39.6
2022										14.3

									Total	$493.9

Other Property outstanding liabilities including unpaid loss and ALAE prior to 2013, net of reinsurance										(3.0)

Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance										$371.2

	As of December 31, 2022
Accident Year	Incurred Losses & ALAE, Net of Reinsurance	IBNR & Expected Development on Reported Claims	Cumulative Number of Reported Claims (2)
2013	$17.9	$—	625
2014	32.7	(0.8)	1,044
2015	31.3	(2.5)	1,832
2016	43.5	2.4	3,263
2017	87.0	1.7	3,772
2018	88.5	8.8	4,328
2019	94.5	9.5	5,133
2020	127.8	29.6	5,476
2021	159.5	97.4	5,895
2022	185.4	163.2	4,864

(1)	Information presented for calendar years prior to 2022 is required supplementary information and is unaudited.
(2)

During 2021, the Company revised the manner in which it measures reported claims. The cumulative number of reported claims is measured by individual claimant at a coverage level. Reported occurrences that do not result in a liability are included as reported claims. During 2021, we implemented additional processes to consolidate multiple data sources for U.S. Operations reserving. As part of that process, the level of detail used to determine the number of reported claims for some of the business units in US Operations changed. As a result, the cumulative number of reported claims for each accident year presented above as of December 31, 2021 is not comparable to the cumulative number of reported claims disclosed in previously issued financial statements.

Reporting Segment: U.S. Operations

Line of Business: Property

(in millions, except number of claims reported)

Accident Year	Incurred Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$74.5	$79.9	$78.7	$78.2	$77.8	$78.2	$78.4	$78.2	$77.2	$76.9
2014		80.4	82.2	77.0	77.1	76.9	76.9	76.1	76.0	76.1
2015			74.0	73.4	69.9	68.9	69.1	69.2	69.2	68.4
2016				59.4	57.6	57.1	56.6	56.6	56.5	54.2
2017					75.2	79.6	86.9	94.9	94.5	97.4
2018						89.2	93.1	95.1	96.9	102.4
2019							91.4	88.8	98.4	97.9
2020								129.5	133.2	133.1
2021									111.7	114.8
2022										103.1

									Total	$924.3

Accident Year	Cumulative Paid Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$52.5	$73.2	$75.5	$77.4	$77.1	$75.9	$78.1	$78.2	$77.2	$76.9
2014		51.6	73.1	75.7	76.4	76.3	76.4	76.1	76.0	76.0
2015			44.6	67.6	68.6	67.9	68.3	68.5	69.0	68.6
2016				39.4	55.2	55.8	56.1	56.4	56.3	54.5
2017					54.4	95.3	113.9	100.8	88.4	95.1
2018						61.3	126.7	107.0	98.8	101.4
2019							55.8	82.4	90.9	94.0
2020								75.9	116.6	121.6
2021									71.3	118.3
2022										52.2

									Total	858.6

Other Property outstanding liabilities including unpaid loss and ALAE prior to 2013, net of reinsurance										(5.5)

Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance										$60.2

	As of December 31, 2022
Accident Year	Incurred Losses & ALAE, Net of Reinsurance	IBNR & Expected Development on Reported Claims	Cumulative Number of Reported Claims (2)
2013	$76.9	$—	9,707
2014	76.1	—	8,034
2015	68.4	(0.1)	7,341
2016	54.2	(0.2)	7,687
2017	97.4	(1.3)	9,913
2018	102.4	(2.4)	10,868
2019	97.9	1.9	11,481
2020	133.1	(7.3)	11,356
2021	114.8	(14.5)	10,255
2022	103.1	22.8	7,960

(1)	Information presented for calendar years prior to 2022 is required supplementary information and is unaudited.

(2)

During 2021, the Company revised the manner in which it measures reported claims. The cumulative number of reported claims is measured by individual claimant at a coverage level. Reported occurrences that do not result in a liability are included as reported claims. During 2021, we implemented additional processes to consolidate multiple data sources for U.S. Operations reserving. As part of that process, the level of detail used to determine the number of reported claims for some of the business units in US Operations changed. As a result, the cumulative number of reported claims for each accident year presented above as of December 31, 2021 is not comparable to the cumulative number of reported claims disclosed in previously issued financial statements.

Reporting Segment: U.S. Operations

Line of Business: Specialty

(in millions, except number of claims reported)

Accident Year	Incurred Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$10.0	$8.6	$4.6	$2.5	$1.7	$0.9	$0.9	$0.9	$0.9	$0.9
2014		13.1	13.1	8.9	6.0	4.8	4.6	4.6	4.1	4.1
2015			14.8	14.3	9.5	5.5	1.2	0.5	0.3	0.2
2016				15.0	15.0	11.2	6.2	4.7	3.3	3.2
2017					16.2	16.2	7.6	0.9	0.7	0.7
2018						20.9	17.4	3.3	3.5	3.5
2019							22.7	8.5	5.6	5.9
2020								25.4	10.3	15.9
2021									27.9	5.2
2022										33.0

									Total	$72.6

Accident Year	Cumulative Paid Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$0.4	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9
2014		1.1	3.3	4.0	4.0	4.1	4.1	4.0	4.1	4.1
2015			0.2	0.1	0.2	0.3	0.3	0.3	0.3	0.2
2016				1.3	1.6	2.2	2.2	2.2	2.8	2.8
2017					0.3	0.1	—	0.1	0.2	0.2
2018						—	0.7	1.7	1.2	2.4
2019							0.7	0.7	3.2	5.4
2020								0.3	7.6	10.6
2021									0.2	1.4
2022										0.1

									Total	28.1

Other Property outstanding liabilities including unpaid loss and ALAE prior to 2013, net of reinsurance										0.8

Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance										$45.3

	As of December 31, 2022
Accident Year	Incurred Losses & ALAE, Net of Reinsurance	IBNR & Expected Development on Reported Claims	Cumulative Number of Reported Claims (2)
2013	$0.9	$—	28
2014	4.1	—	20
2015	0.2	—	14
2016	3.2	0.4	46
2017	0.7	0.5	62
2018	3.5	0.1	82
2019	5.9	0.4	124
2020	15.9	0.7	273
2021	5.2	3.7	290
2022	33.0	25.7	236

(1)	Information presented for calendar years prior to 2022 is required supplementary information and is unaudited.

(2)

During 2021, the Company revised the manner in which it measures reported claims. The cumulative number of reported claims is measured by individual claimant at a coverage level. Reported occurrences that do not result in a liability are included as reported claims. During 2021, we implemented additional processes to consolidate multiple data sources for U.S. Operations reserving. As part of that process, the level of detail used to determine the number of reported claims for some of the business units in US Operations changed. As a result, the cumulative number of reported claims for each accident year presented above as of December 31, 2021 is not comparable to the cumulative number of reported claims disclosed in previously issued financial statements.

Reporting Segment: International Operations

Operating Division: Argo Insurance Bermuda

Line of Business: Liability

(in millions, except number of claims reported)

Accident Year	Incurred Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$8.5	$8.5	$8.5	$8.5	$4.9	$2.2	$5.3	$5.3	$6.0	$5.8
2014		9.8	9.8	9.8	6.2	1.5	2.3	2.3	1.6	1.6
2015			11.3	14.3	24.8	35.4	45.4	45.1	51.3	50.3
2016				13.9	14.0	14.0	6.6	6.1	0.8	2.4
2017					17.1	17.3	26.9	30.3	37.3	44.3
2018						8.9	32.1	26.6	24.2	22.9
2019							13.3	13.6	13.8	13.3
2020								23.3	24.9	12.4
2021									12.3	11.4
2022										11.1

									Total	$175.5

Accident Year	Cumulative Paid Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$—	$—	$—	$—	$2.3	$2.3	$2.3	$2.4	$2.4	$3.7
2014		—	—	0.1	0.1	1.2	1.2	1.4	1.4	1.4
2015			—	—	16.1	20.3	26.6	34.8	38.9	50.2
2016				—	—	—	0.1	0.1	0.2	0.3
2017					—	3.3	3.4	18.0	19.7	22.0
2018						—	13.8	18.3	18.5	18.5
2019							—	0.1	0.7	0.6
2020								0.8	7.0	0.5
2021									—	—
2022										—

									Total	$97.2

Other Property outstanding liabilities including unpaid loss and ALAE prior to 2013, net of reinsurance										0.5

Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance										$78.8

	As of December 31, 2022
Accident Year	Incurred Losses & ALAE, Net of Reinsurance	IBNR & Expected Development on Reported Claims	Cumulative Number of Reported Claims (2)
2013	$5.8	$0.2	1,210
2014	1.6	(0.4)	1,360
2015	50.3	—	1,623
2016	2.4	2.0	1,987
2017	44.3	7.8	2,114
2018	22.9	3.5	1,140
2019	13.3	12.1	1,179
2020	12.4	11.9	1,336
2021	11.4	10.2	1,252
2022	11.1	11.1	875

(1)	Information presented for calendar years prior to 2022 is required supplementary information and is unaudited.

(2)	The cumulative number of reported claims is measured by individual claimant at a coverage level. Reported occurrences that do not result in a liability are included as reported claims.

Reporting Segment: International Operations

Operating Division: Argo Insurance Bermuda

Line of Business: Professional

(in millions, except number of claims reported)

Accident Year	Incurred Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$3.8	$3.8	$3.8	$3.1	$1.8	$—	$—	$—	$1.0	$3.5
2014		4.0	4.0	4.0	4.0	3.9	10.2	12.5	8.1	10.1
2015			4.9	4.9	4.9	2.7	5.0	5.2	7.3	7.9
2016				6.7	6.7	4.8	3.1	7.3	3.1	1.9
2017					7.6	7.6	9.7	9.5	12.4	10.5
2018						8.3	8.3	8.0	6.5	21.3
2019							9.6	8.7	16.4	18.3
2020								10.4	10.4	10.4
2021									13.0	13.0
2022										9.5

									Total	$106.4

Accident Year	Cumulative Paid Losses & ALAE, Net of Reinsurance For the Years Ended December 31,
	2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021 (1)	2022 (1)
2013	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
2014		—	—	—	0.3	1.0	0.4	3.2	0.4	0.4
2015			—	—	—	—	—	—	2.9	2.9
2016				—	—	—	—	—	—	—
2017					0.1	0.1	4.9	9.8	9.8	9.8
2018						—	—	2.0	2.1	6.0
2019							2.0	0.6	0.6	0.7
2020								—	—	—
2021									—	—
2022										—

									Total	19.8

Other Property outstanding liabilities including unpaid loss and ALAE prior to 2013, net of reinsurance										0.3

Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance										$86.9

	As of December 31, 2022
Accident Year	Incurred Losses & ALAE, Net of Reinsurance	IBNR & Expected Development on Reported Claims	Cumulative Number of Reported Claims (2)
2013	$3.5	$3.4	1,081
2014	10.1	2.3	1,142
2015	7.9	3.5	1,197
2016	1.9	1.8	1,293
2017	10.5	0.7	1,357
2018	21.3	9.9	1,138
2019	18.3	7.6	843
2020	10.4	10.3	908
2021	13.0	13.0	822
2022	9.5	9.5	597

(1)	Information presented for calendar years prior to 2022 is required supplementary information and is unaudited.

(2)	The cumulative number of reported claims is measured by individual claimant at a coverage level. Reported occurrences that do not result in a liability are included as reported claims.

The reconciliation of the net incurred and paid development tables to the liability for unpaid losses and LAE in our Consolidated Balance Sheets is as follows:

(in millions)	As of December 31, 2022
Liabilities for unpaid losses and ALAE:
US Operations:
Liability	$1,219.8
Professional	371.2
Property	60.2
Specialty	45.3
International Operations:
Argo Insurance Bermuda- Liability	78.8
Argo Insurance Bermuda- Professional	86.9
Run-off Lines	168.0
Other lines	132.8

Total liabilities for unpaid losses and ALAE, net of reinsurance	2,163.0

Reinsurance recoverables on unpaid losses and LAE:
US Operations:
Liability	1,389.0
Professional	356.9
Property	205.2
Specialty	18.3
International Operations:
Argo Insurance Bermuda- Liability	215.4
Argo Insurance Bermuda- Professional	137.0
Run-off Lines	69.8
Other lines	446.9

Total reinsurance recoverables on unpaid losses and LAE	2,838.5

Unallocated loss adjustment expenses	69.4
Unamortized reserve discount	(19.3)

Gross liability for unpaid losses and LAE	$5,051.6

Other lines in the table above are comprised of lines of business and operating divisions within our two ongoing reporting segments which are not individually significant for separate disaggregated disclosure.

Claims Duration

The following table provides supplementary unaudited information about the annual percentage payout of incurred losses and ALAE, net of reinsurance, as of December 31, 2022:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (1)
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Remainder
U.S. Operations:
US Liability	7.8%	17.0%	18.5%	19.4%	12.4%	8.6%	6.1%	3.0%	2.1%	1.5%	3.6%
US Professional	5.4%	17.0%	19.4%	17.5%	12.2%	9.8%	6.7%	4.4%	2.8%	1.8%	2.8%
US Property	56.6%	33.1%	6.7%	2.5%	0.8%	0.2%	0.1%	—%	—%	—%	—%
US Specialty	27.9%	32.4%	23.5%	10.0%	4.0%	1.5%	0.5%	0.2%	0.1%	—%	—%
International Operations:
Bermuda Insurance Professional	2.7%	7.6%	11.8%	13.7%	13.5%	11.9%	9.8%	7.7%	5.9%	4.4%	11.1%
Bermuda Insurance Liability	0.5%	14.7%	19.6%	15.2%	10.7%	7.7%	5.6%	4.3%	3.4%	2.7%	15.6%

(1)

The average annual percentage payout is calculated from a paid losses and ALAE development pattern based on an actuarial analysis of the paid losses and ALAE movements by accident year for each disaggregation category. The paid losses and ALAE development pattern provides the expected percentage of ultimate losses and ALAE to be paid in each year. The pattern considers all accident years included in the claim’s development tables.

Information About Amounts Reported at Present Value

We discount certain workers compensation liabilities for unpaid losses and LAE within our U.S. Operations and Run-off Lines segments. The discounted U.S. Operations liabilities relate to all non-ALAE workers compensation liabilities within one of our insurance subsidiaries. In Run-off Lines, we discount certain pension-type liabilities for unpaid losses and LAE. The following tables provide information about these discounted liabilities for unpaid losses and LAE:

	Carrying Amount of Reserves for Losses & LAE			Aggregate Amount of Discount
	As of December 31,			As of December 31,
(in millions, except discount percentages)	2022	2021	2020	2022	2021	2020
US Operations:
Commercial Specialty - Liability	$168.0	$163.1	$150.4	$14.7	$14.1	$12.9
Run-off Lines	93.0	114.3	128.4	4.6	4.7	4.9

Total	$261.0	$277.4	$278.8	$19.3	$18.8	$17.8

	Interest Accretion (1)			Discount Rate
	For the Years Ended December 31,			As of December 31,
	2022	2021	2020	2022	2021	2020
US Operations:
Commercial Specialty - Liability	$1.7	$0.9	$1.9	2.25%	2.25%	2.25%
Run-off Lines	0.1	0.2	—	3.50%	3.50%	3.50%

Total	$1.8	$1.1	$1.9

(1)	Interest accretion is recorded in the line item Losses and loss adjustment expenses in our Consolidated Statements of Income (Loss).

8.	Run-off Lines

We have discontinued active underwriting of certain lines of business, including those lines that were previously recorded in Argo Group’s risk-management segment. All current activity within these lines is related to the management of claims and other administrative functions. Also included in Run-off Lines are other liability reserves, which include exposure to claims for asbestos and environmental liabilities written in past years. The other liability reserves are often characterized by long elapsed periods between the occurrence of a claim and ultimate payment to resolve the claim. We use a specialized staff dedicated to administer and settle these claims.

The following table presents our gross reserves for Run-off Lines:

	December 31,
(in millions)	2022	2021
Asbestos and Environmental:
Reinsurance assumed	$31.1	$29.6
Other	34.4	34.2

Total Asbestos and Environmental	65.5	63.8
Risk-management	144.6	162.6
Run-off reinsurance lines	0.4	0.5
Other run-off lines	22.6	34.3

Gross reserves - Run-off Lines	$233.1	$261.2

We have received asbestos and environmental liability claims arising from other liability coverage primarily written in the 1960s, 1970s and into the early 1980s. Asbestos and environmental claims originate from policies directly underwritten by us and from reinsurance assumed during this period, including a portion assumed from the London market. Reserves for other run-off lines relate to other liability coverage primarily written in the 1970’s, with recent claim activity relating to abuse claims.

The following table represents the total gross reserves for our asbestos exposure:

	December 31,
(in millions)	2022	2021	2020
Direct written
Case reserves	$3.2	$3.0	$3.1
Unallocated loss adjustment expense (“ULAE”)	0.5	0.5	0.5
Incurred but not reported (“IBNR”)	17.4	19.9	20.2

Total direct written reserves	21.1	23.4	23.8
Assumed domestic
Case reserves	6.8	7.4	8.4
ULAE	0.8	0.8	0.8
IBNR	13.0	11.9	12.8

Total assumed domestic reserves	20.6	20.1	22.0
Assumed London
Case reserves	2.4	2.1	1.4
IBNR	2.6	2.3	1.6

Total assumed London reserves	5.0	4.4	3.0

Total asbestos reserves	$46.7	$47.9	$48.8

The following table presents our underwriting losses for Run-off Lines:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Asbestos and Environmental:
Reinsurance assumed	$3.5	$4.7	$5.7
Other	7.0	10.0	11.7

Total Asbestos and Environmental	10.5	14.7	17.4
Risk-management	1.4	9.9	(7.6)
Run-off reinsurance lines	—	—	(0.4)
Other run-off lines	(8.3)	20.1	3.4

Total underwriting loss - Run-off Lines	$3.6	$44.7	$12.8

Reserves for asbestos and environmental claims cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty in the asbestos and environmental reserves estimates arises from several factors including lack of actuarially credible historical data, inapplicability of standard actuarial projection techniques, uncertainty with regards to claim costs, coverage interpretations and judicial, statutory and regulatory provisions under which the claims may be ultimately resolved. It is impossible to predict how the courts will interpret coverage issues and these resolutions may have a material impact on the ultimate resolution of the asbestos and environmental liabilities. We use a variety of estimation methods to calculate reserves as a whole; however, reserves for asbestos and environmental claims were determined using a variety of methods which rely on historical claim reporting and average claim cost information. We apply greatest weight to the method that projects future calendar period claims and average claim costs because it best captures the unique claim characteristics of our underlying exposures. Although management has recorded its best estimate of loss reserves, due to the uncertainties of estimation of liability that may arise as discussed herein, further deterioration of claims could occur in the future.

Please see Note 7, “Reserves for Losses and Loss Adjustment Expenses” for further discussion.

9.	Long-term Debt

Senior Unsecured Fixed Rate Notes

In September 2012, Argo Group (the “Parent Guarantor”), through its subsidiary Argo Group U.S. (the “Subsidiary Issuer”), issued $143.8 million aggregate principal amount of the Subsidiary Issuer’s 6.5% Senior Notes due September 15, 2042 (the “Notes”). The Notes are unsecured and unsubordinated obligations of the Subsidiary Issuer and rank equally in right of payment with all of the Subsidiary Issuer’s other unsecured and unsubordinated debt. The Notes are guaranteed on a full and unconditional senior unsecured basis by the Parent Guarantor. The Notes may be redeemed, for cash, in whole or in part, on or after September 15, 2017, at the Subsidiary Issuer’s option, at any time and from time to time, prior to maturity at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

In accordance with ASU 2015-3, “Simplifying the Presentation of Debt Issuance Costs” (Topic 835), we present the unamortized debt issuance costs in the balance sheet as a direct deduction from the carrying value of the debt liability. At December 31, 2022 and 2021, the Notes consisted of the following:

(in millions)	December 31, 2022	December 31, 2021
Senior unsecured fixed rate notes
Principal	$143.8	$143.8
Less: unamortized debt issuance costs	(3.3)	(3.5)

Senior unsecured fixed rate notes, less unamortized debt issuance costs	$140.5	$140.3

Junior Subordinated Debentures

Through a series of trusts, that are wholly-owned subsidiaries (non-consolidated), we issued debt. The debentures are variable with the rate being reset quarterly and subject to certain interest rate ceilings. Interest payments are payable quarterly. The debentures are all unsecured and are subordinated to other indebtedness. At December 31, 2022 and 2021, all debentures were eligible for redemption subject to certain terms and conditions at a price equal to 100% of the principal plus accrued and unpaid interest.

A summary of our outstanding junior subordinated debentures is presented below:

December 31, 2022

(in millions)
Issue Date	Trust Preferred Pools	Maturity	Rate Structure	Interest Rate at December 31, 2022	Amount
Argo Group
5/15/2003	PXRE Capital Statutory Trust II	5/15/2033	3M LIBOR + 4.10%	8.71%	$18.0
11/6/2003	PXRE Capital Trust VI	9/30/2033	3M LIBOR + 3.90%	8.63%	10.3
Argo Group US
5/15/2003	Argonaut Group Statutory Trust I	5/15/2033	3M LIBOR + 4.10%	8.71%	15.5
12/16/2003	Argonaut Group Statutory Trust III	1/8/2034	3M LIBOR + 4.10%	8.18%	12.3
4/29/2004	Argonaut Group Statutory Trust IV	4/29/2034	3M LIBOR + 3.85%	8.50%	13.4
5/26/2004	Argonaut Group Statutory Trust V	5/24/2034	3M LIBOR + 3.85%	8.61%	12.4
5/12/2004	Argonaut Group Statutory Trust VI	6/17/2034	3M LIBOR + 3.80%	8.54%	13.4
9/17/2004	Argonaut Group Statutory Trust VII	12/15/2034	3M LIBOR + 3.60%	8.37%	15.5
9/22/2004	Argonaut Group Statutory Trust VIII	9/22/2034	3M LIBOR + 3.55%	8.30%	15.5
10/22/2004	Argonaut Group Statutory Trust IX	12/15/2034	3M LIBOR + 3.60%	8.37%	15.5
9/15/2005	Argonaut Group Statutory Trust X	9/15/2035	3M LIBOR + 3.40%	8.17%	30.9

	Total Outstanding				$172.7

December 31, 2021

(in millions)
Issue Date	Trust Preferred Pools	Maturity	Rate Structure	Interest Rate at December 31, 2021	Amount
Argo Group
5/15/2003	PXRE Capital Statutory Trust II	5/15/2033	3M LIBOR + 4.10%	4.26%	$18.0
11/6/2003	PXRE Capital Trust VI	9/30/2033	3M LIBOR + 3.90%	4.12%	10.3
Argo Group US
5/15/2003	Argonaut Group Statutory Trust I	5/15/2033	3M LIBOR + 4.10%	4.26%	15.5
12/16/2003	Argonaut Group Statutory Trust III	1/8/2034	3M LIBOR + 4.10%	4.22%	12.3
4/29/2004	Argonaut Group Statutory Trust IV	4/29/2034	3M LIBOR + 3.85%	4.00%	13.4
5/26/2004	Argonaut Group Statutory Trust V	5/24/2034	3M LIBOR + 3.85%	4.02%	12.4
5/12/2004	Argonaut Group Statutory Trust VI	6/17/2034	3M LIBOR + 3.80%	4.02%	13.4
9/17/2004	Argonaut Group Statutory Trust VII	12/15/2034	3M LIBOR + 3.60%	3.80%	15.5
9/22/2004	Argonaut Group Statutory Trust VIII	9/22/2034	3M LIBOR + 3.55%	3.76%	15.5
10/22/2004	Argonaut Group Statutory Trust IX	12/15/2034	3M LIBOR + 3.60%	3.80%	15.5
9/14/2005	Argonaut Group Statutory Trust X	9/15/2035	3M LIBOR + 3.40%	3.60%	30.9

	Total Outstanding				$172.7

Junior Subordinated Debentures from Maybrooke Acquisition

Unsecured junior subordinated debentures with a principal balance of $91.8 million were assumed through the acquisition of Maybrooke (“the acquired debt”). The acquired debt is carried on our Consolidated Balance Sheets at $85.9 million, which represents the debt’s fair value at the date of acquisition plus accumulated accretion of discount to par value, as required by accounting for business combinations under ASC 805. At December 31, 2022, the acquired debt was eligible for redemption at par. Interest accrues on the acquired debt based on a variable rate, which is reset quarterly. Interest payments are payable quarterly.

A summary of the terms of the acquired debt outstanding is presented below:

(in millions)
Issue Date	Maturity	Rate Structure	Interest Rate at December 31, 2022	Principal at December 31, 2022	Carrying Value at December 31, 2022
9/13/2007	9/15/2037	3 month LIBOR + 3.15%	7.92%	$91.8	$85.9

(in millions)
Issue Date	Maturity	Rate Structure	Interest Rate at December 31, 2021	Principal at December 31, 2021	Carrying Value at December 31, 2021
9/13/2007	9/15/2037	3 month LIBOR + 3.15%	3.35%	$91.8	$85.5

Other Indebtedness

Our Consolidated Balance Sheets include long-term debt instruments under the caption Other indebtedness, which were reclassified to Liabilities held-for-sale at December 31, 2022. Information regarding the terms and principal amounts of each of these debt instruments is also provided.

(in millions)	December 31,
Debt Type	2022	2021
Floating rate loan stock	$54.7	$57.0
Reclassified to liabilities held-for-sale	(54.7)	—

Total other indebtedness	$—	$57.0

Floating Rate Loan Stock

Certain unsecured debt was assumed through the acquisition of Argo Underwriting Agency, Ltd. At December 31, 2022 and 2021, all notes were eligible for redemption subject to certain terms and conditions at a price equal to 100% of the principal plus accrued and unpaid interest. Interest on the U.S. dollar and euro notes is due semiannually and quarterly, respectively. These notes have been reclassified to Liabilities held-for-sale. See Note 2, “Recent Acquisitions, Disposals & Other Transactions”. A summary of the notes outstanding at December 31, 2022 and 2021 is presented below:

(in millions)
Currency	Issue Date	Maturity	Rate Structure	Interest Rate at December 31, 2022	Amount
U.S. Dollar	12/8/2004	11/15/2034	6 month LIBOR + 4.2%	7.26%	$6.5
U.S. Dollar	10/31/2006	1/15/2036	6 month LIBOR + 4.0%	7.06%	10.0

Total U.S. Dollar notes					16.5

Euro	9/6/2005	8/22/2035	3 month Euribor + 4.0%	5.82%	12.7
Euro	10/31/2006	11/22/2036	3 month Euribor + 4.0%	5.82%	11.1
Euro	6/8/2007	9/15/2037	3 month Euribor + 3.9%	5.95%	14.4

Total Euro notes					38.2

Total notes outstanding					$54.7

(in millions)
Currency	Issue Date	Maturity	Rate Structure	Interest Rate at December 31, 2021	Amount
U.S. Dollar	12/8/2004	11/15/2034	6 month LIBOR + 4.2%	4.35%	$6.5
U.S. Dollar	10/31/2006	1/15/2036	6 month LIBOR + 4.0%	4.15%	10.0

Total U.S. Dollar notes					16.5

Euro	9/6/2005	8/22/2035	3 month Euribor + 4.0%	3.44%	13.5
Euro	10/31/2006	11/22/2036	3 month Euribor + 4.0%	3.44%	11.8
Euro	6/8/2007	9/15/2037	3 month Euribor + 3.9%	3.30%	15.2

Total Euro notes					40.5

Total notes outstanding					$57.0

No principal payments have been made since the acquisition of Argo Underwriting Agency, Ltd. The floating rate loan stock denominated in euros fluctuates due to foreign currency movement. The outstanding balance on these loans was $38.2 million and $40.5 million as of December 31, 2022 and 2021, respectively. The foreign currency realized gains or losses are recorded in Foreign currency exchange (gains) losses on our Consolidated Statements of Income (Loss).

The following table presents interest and maturities of long-term debt as of December 31, 2022:

		For the Years Ended
(in millions)	Total	2023	2024	2025	2026	2027	Thereafter
Long-term debt: (1)
Junior subordinated debentures (2)	543.9	22.3	22.3	22.3	22.3	22.3	432.4
Senior unsecured fixed rate notes (3)	325.8	9.3	9.3	9.3	9.3	9.3	279.3

(1)	Other indebtedness liabilities reclassified to liabilities held-for-sale. See Note 2 “Recent Acquisitions, Disposals & Other Transactions”.
(2)	Interest only on Junior Subordinated Debentures through 2037. Interest calculated based on interest rate forecast. Principal due beginning May 2033.
(3)	Interest only on Senior Unsecured Fixed Rate Notes through 2042. Interest calculated based on the fixed rate of the notes. Principal due September 2042.

Borrowing Under Revolving Credit Facility

On November 2, 2018, each of Argo Group, Argo Group U.S., Inc., Argo International Holdings Limited, and Argo Underwriting Agency Limited (the “Borrowers”) entered into a new $325 million credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement includes a one-time borrowing of $125 million for a term loan (the “Term Loan”), and a $200 million revolving credit facility. The Company used most of the net proceeds from the Preferred Stock Offering (as defined in Note 11, “Shareholders’ Equity”) to pay off the Term Loan in September 2020. The Credit Agreement matures on November 2, 2023.

Borrowings under the Credit Agreement may be used for general corporate purposes, including working capital, permitted acquisitions and letters of credit, and each of the Borrowers has agreed to be jointly and severally liable for the obligations of the other Borrowers under the Credit Agreement.

The Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the Borrowers could be required to immediately repay all amounts outstanding under the Credit Agreement. Lenders holding at least a majority of the loans and commitments under the Credit Agreement could elect to accelerate the maturity of the loans and/or terminate the commitments under the Credit Agreement upon the occurrence and during the continuation of an event of default.

On December 20, 2022, the Borrowers and the lenders executed Amendment No. 3 to the Credit Agreement. This amendment increased the revolving commitments from $200 million to $220 million, with the addition of a new lender. Other revisions to the Credit Agreement included an updated minimum tangible net worth requirement, permitting the sale of Argo Underwriting Agency Limited and its subsidiaries in accordance with the Share Purchase Agreement dated as of September 8, 2022 between AIH and Ohio Farmers Insurance Company and removing AIH and AUA as Borrowers from the Credit Agreement upon such sale, and updating the benchmark interest rate provisions to replace US LIBOR with Term SOFR.

The Credit Agreement allows 100% of the revolving credit facility to be used for letters of credit (“LOCs”), subject to availability. At December 31, 2022 and 2021, there were $0.3 million and $40.3 million of LOCs, respectively, issued against the Credit Facility.

Letter of Credit Facilities - Argo Re

Argo Re may be required to secure its obligations under various reinsurance contracts in certain circumstances. In order satisfy these requirements, Argo Re has entered into one committed and two uncommitted secured bilateral LOC facilities with commercial banks and generally uses these facilities to issue LOCs in support of non-admitted reinsurance obligations in the U.S. and other jurisdictions. The committed LOC facility has a term of one year and includes customary conditions and event of default provisions.

The issuance of LOCs using the uncommitted LOC facilities is at the discretion of the lenders. The availability of letters of credit under these secured facilities are subject to a borrowing base requirement, determined on the basis of specified percentages of the market value of eligible categories of securities pledged to the lender. On December 31, 2022, committed and uncommitted LOC facilities totaled $205 million.

On December 31, 2022, LOCs totaling $135.1 million were outstanding, of which $50.2 million were issued against the committed, secured bilateral LOC facility and $84.9 million were issued by commercial banks against the uncommitted, secured bilateral LOC facilities. Collateral with a market value of $169.8 million was pledged to these banks as security against these LOCs.

In addition to the bilateral, secured letters of credit facilities described above, Argo Re can use other forms of collateral to secure these reinsurance obligations including trust accounts, cash deposits, LOCs issued by commercial banks on an uncommitted basis and the Credit Agreement.

On June 22, 2022, we posted collateral in a form of a $50.0 million letter of credit under the terms of the Malta sales agreement. The letter of credit is subject to reimbursement by Argo in the event of a drawdown.

Other Letters of Credit

In November 2021, Argo Group executed a LOC facility with a commercial bank to issue LOCs in favor of Lloyd’s to support its Funds at Lloyd’s requirements. This facility has an initial term of one year, and is unsecured, renewable and includes customary conditions and event of default provisions. An LOC in the amount of £26 million ($35.1 million) was issued in favor of Lloyd’s, which allowed the Company to reduce its other collateral pledged to Lloyd’s by a comparable amount. Argo replaced the FAL LOC with other collateral in December 2022, and requested cancellation of the FAL LOC by Lloyds. Lloyds cancelled the LOC effective December 5, 2022, and the facility was subsequently terminated in January 2023.

Other LOCs issued and outstanding on 12/31/2022 were $4.2 million.

10.	Disclosures about Fair Value of Financial Instruments

Cash. The carrying amount approximates fair value.

Investment securities and short-term investments. See Note 3, “Investments,” for additional information.

Premiums receivable and reinsurance recoverables on paid losses. The carrying value of current receivables and reinsurance recoverables on paid losses approximates fair value due to their short term nature.

Debt. At December 31, 2022 and 2021, the fair value of our debt instruments is determined using both Level 1 and Level 2 inputs, as previously defined in Note 3, “Investments”.

We receive fair value prices from third-party pricing services for our financial instruments as well as for similar financial instruments. These prices are determined using observable market information such as publicly traded quoted prices, and trading prices for similar financial instruments actively being traded in the current market. We have reviewed the processes used by the third-party providers for pricing the securities and have determined that these processes result in fair values consistent with GAAP requirements. In addition, we review these prices for reasonableness, and have not adjusted any prices received from the third-party providers as of December 31, 2022 and December 31, 2021. A description of the valuation techniques we use to measure these liabilities at fair value is as follows:

Senior Unsecured Fixed Rate Notes Level 1:

•

Our senior unsecured fixed rate notes are valued using Level 1 inputs. For these securities, we obtain fair value measurements from a third-party pricing service using quoted prices (unadjusted) in active markets at the reporting date.

Junior Subordinated Debentures and Floating Rate Loan Stock Level 2:

•

Our trust preferred debentures, subordinated debentures and floating rate loan stock are typically valued using Level 2 inputs. For these securities, we obtain fair value measurements from a third-party pricing service using quoted prices for similar securities being traded in active markets at the reporting date, as our specific debt instruments are less frequently traded.

A summary of our financial instruments whose carrying value did not equal fair value is shown below:

	December 31,
	2022		2021
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Junior subordinated debentures:
Trust preferred debentures	$172.7	$165.8	$172.7	$172.9
Subordinated debentures	85.9	88.1	85.5	91.9

Total junior subordinated debentures	258.6	253.9	258.2	264.8
Senior unsecured fixed rate notes	140.5	112.7	140.3	148.4
Floating rate loan stock (1)	54.7	52.5	57.0	57.1

	$453.8	$419.1	$455.5	$470.3

(1) Floating rate loan stock reclassified to liabilities held-for-sale. See Note 2, “Recent Acquisitions, Disposals & Other Transactions”.

Based on an analysis of the inputs, our financial instruments measured at fair value on a recurring basis have been categorized as follows:

		Fair Value Measurements at Reporting Date Using
(in millions)	December 31, 2022	Level 1 (1)	Level 2 (2)	Level 3 (3)
Junior subordinated debentures:
Trust preferred debentures	$165.8	$—	$165.8	$—
Subordinated debentures	88.1	—	88.1	—

Total junior subordinated debentures	253.9	—	253.9	—
Senior unsecured fixed rate notes	112.7	112.7	—	—
Floating rate loan stock	52.5	—	52.5	—

	419.1	112.7	306.4	—

(1)	Quoted prices in active markets for identical assets
(2)	Significant other observable inputs
(3)	Significant unobservable inputs

		Fair Value Measurements at Reporting Date Using
(in millions)	December 31, 2021	Level 1 (1)	Level 2 (2)	Level 3 (3)
Junior subordinated debentures:
Trust preferred debentures	$172.9	$—	$172.9	$—
Subordinated debentures	91.9	—	91.9	—

Total junior subordinated debentures	264.8	—	264.8	—
Senior unsecured fixed rate notes	148.4	148.4	—	—
Floating rate loan stock	57.1	—	57.1	—

	470.3	148.4	321.9	—

(1)	Quoted prices in active markets for identical assets

(2)	Significant other observable inputs
(3)	Significant unobservable inputs

11.	Shareholders’ Equity

Preferred Stock

At December 31, 2022, we have issued and outstanding 6,000 shares of our Series A Preference Shares (equivalent to 6,000,000 depositary shares, each representing a 1/1,000th interest in a Series A Preference Share) with a $25,000 liquidation preference per share (equivalent to $25 per depositary share) (the “Preferred Stock Offering”).

Dividends to the holders of the Series A Preference Shares will be payable on a non-cumulative basis only when, as and if declared by our Board of Directors or a duly authorized committee thereof, quarterly in arrears on the 15th of March, June, September, and December of each year, commencing on September 15, 2020, at a rate equal to 7.00% of the liquidation preference per annum (equivalent to $1,750 per Series A Preference Share and $1.75 per depositary share per annum) up to but excluding September 15, 2025. Beginning on September 15, 2025, any such dividends will be payable on a non-cumulative basis, only when, as and if declared by our Board of Directors or a duly authorized committee thereof, during each reset period, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent reset dividend determination date (as described in the Company’s prospectus supplement dated July 7, 2020) plus 6.712% of the liquidation preference per annum.

So long as any Series A Preference Shares remain outstanding, unless dividends on all outstanding Series A Preference Shares payable on a dividend payment date have been declared and paid or provided for in full, (1) no dividend shall be paid or declared on our common shares or any other junior shares or any parity shares, other than a dividend payable solely in our common shares, other junior shares or (solely in the case of parity shares) other parity shares, as applicable, and (2) no common shares, other junior shares or parity shares shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior shares for or into other junior shares, or a reclassification of parity shares for or into other parity shares, or the exchange or conversion of one junior share for or into another junior share or the exchange or conversion of one parity share for or into another parity share, (ii) through the use of the proceeds of a substantially contemporaneous sale of junior shares or (solely in the case of parity shares) other parity shares, as applicable, or (iii) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants), in each case, during the following dividend period.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of Argo Group holders of the Series A Preference Shares are entitled to receive out of our assets available for distribution to shareholders, before any distribution is made to holders of our common shares or other junior shares, a liquidating distribution in the amount of $25,000 per Series A Preference Share (equivalent to $25 per depositary share) plus the amount of declared and unpaid dividends, if any, to the date fixed for distribution, without interest on such unpaid dividends. Distributions will be made pro rata in accordance with the respective aggregate liquidation preferences of the Series A Preference Shares and any parity shares, and only to the extent of our assets, if any, that are available after satisfaction of all liabilities to creditors.

Neither the depositary shares nor the underlying Series A Preference Shares will be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of Argo Group or our subsidiaries. Neither the depositary shares nor the underlying Series A Preference Shares have a stated maturity or will be subject to any sinking fund, retirement fund, or purchase fund or other obligation of ours to redeem, repurchase or retire the depositary shares or the Series A Preference Shares.

We may redeem the Series A Preference Shares at our option, in whole or in part, from time to time, on or after September 15, 2025, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus the amount of declared and unpaid dividends, if any, without interest on such unpaid dividends. In addition, we may redeem the Series A Preference Shares in specified circumstances relating to certain corporate, regulatory, rating agency or tax events; provided that no such redemption may occur prior to September 15, 2025 unless one of the redemption requirements is satisfied. The depositary shares will be redeemed only if and to the extent the related Series A Preference Shares are redeemed by us.

The Series A Preference Shares will not have voting rights, except under limited circumstances.

During 2022, our Board declared quarterly cash dividends totaling $1,750 on each share of our Series A Preference Shares, or $1.75 per depositary share, outstanding to our shareholders of record. For the year ended December 31, 2022, we paid cash dividends totaling $10.5 million to our preferred shareholders.

We are authorized to issue 30 million shares of $1.00 par value preferred shares. As of December 31, 2022 and 2021, 6,000 preferred shares were issued and outstanding.

Common Stock

On February 8, 2023, Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) and BNRE Bermuda Merger Sub Ltd., a wholly owned subsidiary of Brookfield Reinsurance (“Merger Sub”). As part of the Merger Agreement, the Company has agreed to suspend any dividends that would otherwise be declared and paid on the Company Shares during the period from the date of the Merger Agreement through the earlier of the closing of the transaction and the termination of the Merger Agreement. See Note 23, “Subsequent Events” for further information.

During 2022, our Board declared quarterly cash dividends totaling $1.24 on each share of common stock outstanding to our shareholders of record. For the year ended December 31, 2022, we paid cash dividends totaling $43.4 million to our common shareholders.

During 2021, our Board declared quarterly cash dividends totaling $1.24 on each share of common stock outstanding to our shareholders of record. For the year ended December 31, 2021, we paid cash dividends totaling $43.9 million to our common shareholders.

During 2020, our Board declared quarterly cash dividends totaling $1.24 on each share of common stock outstanding. For the year ended December 31, 2020, we paid cash dividends totaling $43.0 million to our shareholders.

On May 3, 2016, our Board authorized the repurchase of up to $150.0 million of our common shares (“2016 Repurchase Authorization”). The 2016 Repurchase Authorization supersedes all the previous Repurchase Authorizations. As of December 31, 2022, availability under the 2016 Repurchase Authorization for future repurchases of our common shares was $53.3 million. However, the Company does not anticipate repurchasing shares at this time.

For the years ended December 31, 2022 and 2021, we did not repurchase any common shares. The repurchase of common stock is also subject to the terms of our Series A Preference Shares, pursuant to which we may not (other than in limited circumstances) purchase, redeem or otherwise acquire our common stock unless the full dividends for the latest completed dividend period on all outstanding shares of our Series A Preferred Stock have been declared and paid or provided for.

12.	Accumulated Other Comprehensive Income (Loss)

A summary of changes in accumulated other comprehensive income (loss), net of taxes (where applicable) by component for the year ended December 31, 2022 and 2021 is presented below:

(in millions)	Foreign Currency Translation Adjustments	Unrealized Holding Gains (Losses) on Securities	Defined Benefit Pension Plans	Total
Balance, December 31, 2020	$(37.9)	$105.1	$(8.6)	$58.6
Other comprehensive income (loss) before reclassifications	2.6	(77.4)	1.5	(73.3)
Amounts reclassified from accumulated other comprehensive loss	—	(8.0)	—	(8.0)

Net current-period other comprehensive income (loss)	2.6	(85.4)	1.5	(81.3)

Balance, December 31, 2021	(35.3)	19.7	(7.1)	(22.7)
Other comprehensive (loss) income before reclassifications	(0.7)	(347.2)	(0.7)	(348.6)
Amounts reclassified from accumulated other comprehensive income	31.8	34.4	—	66.2

Net current-period other comprehensive income (loss)	31.1	(312.8)	(0.7)	(282.4)

Balance, December 31, 2022	$(4.2)	$(293.1)	$(7.8)	$(305.1)

The amounts reclassified from accumulated other comprehensive (loss) income shown in the above table have been included in the following captions in our Consolidated Statements of Income (Loss):

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Unrealized gains and losses on securities:
Net realized investment losses (gains) (1)	$43.6	$(12.2)	$(12.8)
(Benefit) provision for income taxes	(9.2)	4.2	—
Foreign currency translation adjustments:
Net realized foreign currency translation losses (2)	31.8	—	—

Total, net of taxes	$66.2	$(8.0)	$(12.8)

(1)

Net realized investment (gains) losses includes losses realized as a result of the Loss Portfolio Transfer - U.S. Refer to the sale of Argo Underwriting Agency Limited in Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.

(2)

Foreign currency translation losses were realized as a result of the sale of Argo Seguros and AGSE. Refer to the sale of Argo Seguros and AGSE in Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.

Income tax effects are released from accumulated other comprehensive income (loss) for unrealized gains or losses when the gains or losses are realized, and are taxed at the statutory rate based on jurisdiction of the underlying transaction.

13.	Net (Loss) Income Per Common Share

The following table presents the calculation of net (loss) income per common share on a basic and diluted basis:

	For the Years Ended December 31,
(in millions, except number of shares and per share amounts)	2022	2021	2020
Net income (loss)	$(175.2)	$6.7	$(54.1)
Less: Preferred share dividends	10.5	10.5	4.6

Net income (loss) attributable to common shareholders	(185.7)	(3.8)	(58.7)

Weighted average common shares outstanding - basic	34,980,608	34,816,160	34,614,813
Effect of dilutive securities:
Equity compensation awards	—	—	—

Weighted average common shares outstanding - diluted	34,980,608	34,816,160	34,614,813

Net income (loss) per common share:
Basic	$(5.31)	$(0.11)	$(1.70)

Diluted	$(5.31)	$(0.11)	$(1.70)

Excluded from the weighted average common shares outstanding calculation are 11,318,339, 11,315,889 and 11,315,889 shares, which are held as treasury shares, at December 31, 2022, 2021 and 2020, respectively. The shares are excluded as of their repurchase date. Due to the net losses incurred during the years ended December 31, 2022, 2021 and 2019, the potentially dilutive securities that were anti-dilutive, and therefore, omitted from the calculation were 79,276, 208,524, and 197,035 shares, respectively.

14.	Share-based Compensation

The fair value method of accounting is used for share-based compensation plans. Under the fair value method, compensation cost is measured based on the fair value of the award at the measurement date and recognized over the requisite service period, less estimated forfeiture.

We estimate forfeitures based on historical forfeitures patterns, thereby recognizing expense only for those awards that are expected to vest. The estimate of forfeitures is adjusted as actual forfeitures differ from our estimate, resulting in recognition of compensation expense only for those awards that actually vest.

The compensation expense recognized under all our share-based payment plans was $9.6 million ($8.3 million, net of tax), $8.0 million ($6.9 million, net of tax) and $8.7 million ($7.8 million, net of tax) for the years ended December 31, 2022, 2021 and 2020, respectively. The compensation expense is included in Underwriting, acquisition and insurance expenses in our Consolidated Statements of Income (Loss).

We present all tax benefits resulting from the exercise of stock options and vesting of non-vested shares as cash flows from operating activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options and vested shares in excess of the deferred tax asset attributable to stock compensation costs for such options. Such tax benefits and cash flows were immaterial for all reporting periods.

Argo Group’s 2019 Omnibus Incentive Plan

In May 2019, our shareholders approved the 2019 Omnibus Incentive Plan (the “2019 Plan”), which provides equity-based and cash-based incentives to key employees and non-employee directors. The intent of the 2019 Plan is to encourage and provide for the acquisition of an ownership interest in Argo Group, enabling us to attract and retain qualified and competent persons to serve as members of our management team and the Board of Directors. The 2019 Plan authorizes 1,885,000 shares of common stock to be granted as equity-based awards. No further grants will be made under any prior plan; however, any awards under a prior plan that are outstanding as of the effective date shall remain subject to the terms and conditions of, and be governed by, such prior plan.

Awards granted under the 2019 Plan may be in the form of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, other stock-based awards or other cash-based awards. Awards may be granted either alone or in addition to or in tandem with other awards authorized under the 2019 Plan. Awards that are settled in stock will count as one share for the purposes of reducing the share reserve under the 2019 Plan. Shares issued under this plan may be shares that are authorized and unissued or shares that we reacquired, including shares purchased on the open market.

Stock options and stock appreciation rights are required to have an exercise price that is not less than the fair market value on the date of grant. The term of these awards is not to exceed ten years.

Performance Shares

We have issued to certain key employees non-vested restricted stock awards whose vesting is subject to the achievement of certain performance measures. The non-vested performance share awards generally vest over one to four years. Non-vested performance share awards are valued based on the fair market value as of the grant date. Vesting of the awards is subject to the achievement of defined performance measures and the number of shares vested may be adjusted based on the achievement of certain targets. We evaluate the likelihood of the employee achieving the performance condition and include this estimate in the determination of the forfeiture factor for these grants.

A summary of non-vested performance share activity as of December 31, 2022 and changes during the year then ended is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	200,564	$47.52
Granted	124,464	$41.00
Reclassed to restricted shares	(14,373)	$32.61
Vested and issued	(3,275)	$61.05
Expired or forfeited	(182,406)	$44.76

Outstanding at December 31, 2022	124,974	$46.41

As of December 31, 2022, there was $2.8 million of total unrecognized compensation cost related to performance share compensation arrangements granted by Argo Group. The weighted-average period over which this unrecognized expense is expected to be recognized is 1.6 years. The total fair value of shares vested during the year ended December 31, 2022 was $0.2 million.

Restricted Shares

A summary of restricted share activity as of December 31, 2022 and changes during the year then ended is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	278,430	$49.57
Granted	359,108	$39.39
Reclassed from performance shares	14,373	$32.61
Vested and issued	(176,469)	$46.17
Expired or forfeited	(133,772)	$43.75

Outstanding at December 31, 2022	341,670	$42.19

As of December 31, 2022, there was $10.4 million of total unrecognized compensation cost related to restricted share compensation arrangements granted by Argo Group. The weighted-average period over which this unrecognized expense is expected to be recognized is 2.3 years. The total fair value of shares vested during the year ended December 31, 2022 was $8.1 million.

Stock-settled Share Appreciation Rights

For the year ended December 31, 2022, we issued 135,000 stock-settled share appreciation rights (“SSARs”) to our Chief Executive Officer. The SSARs will vest on a pro rata basis over a three year period, and have an exercise price of $43.80 per share. We valued the shares using the Black Scholes model, which resulted in a grant date fair value of $8.28 per share. As of December 31, 2022, we recognized $0.2 million in expense. Unamortized expense at December 31, 2022 was $0.9 million. Remaining legal life at December 31, 2022 was 4.5 years.

Employees Share Purchase Plans

We have established an employee stock purchase plan for eligible employees (Argo Group’s 2007 Employee Share Purchase Plan). Under this plan, newly issued shares of our common stock may be purchased over an offering period of three months at 85% of the lower of the market value on the first day of the offering period or on the designated purchase date at the end of the offering period. We have also established a “Save As You Earn Plan” for our United Kingdom (“U.K.”) employees. Under this plan, newly issued shares of our common stock may be purchased over an offering period of three or five years at 85% of the market value of the common shares on the first day of the offering period. Expense recognized under these plans for the years ended December 31, 2022, 2021 and 2020 was $0.7 million, $0.5 million and $0.7 million, respectively.

15.	Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expenses were as follows:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Commissions	$280.2	$289.5	$268.0
Other underwriting and insurance expenses	401.0	428.6	409.0

Total	681.2	718.1	677.0
Net deferral of policy acquisition costs	(10.5)	(15.8)	(9.3)

Total underwriting, acquisition and insurance expenses	$670.7	$702.3	$667.7

16.	Income Taxes

We are incorporated under the laws of Bermuda and, under current Bermuda law, are not obligated to pay any taxes in Bermuda based upon income or capital gains. We have received an undertaking from the Supervisor of Insurance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 2011, which exempts us from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, at least until the year 2035.

We do not consider ourselves to be engaged in a trade or business in the U.S. or the U.K. and, accordingly, do not expect to be subject to direct U.S. or U.K. income taxation.

We have subsidiaries based in the U.K. that are subject to the tax laws of that country. Under current law, these subsidiaries are taxed at the applicable corporate tax rates. Certain U.K. subsidiaries are deemed to be engaged in business in the U.S., and therefore, are subject to U.S. corporate tax in respect of a proportion of their U.S. underwriting business only. Relief is available against the U.K. tax liabilities in respect of overseas taxes paid that arise from the underwriting business. Our U.K. subsidiaries file separate U.K. income tax returns.

We have subsidiaries based in the U.S. that are subject to U.S. tax laws. Under current law, these subsidiaries are taxed at the applicable corporate tax rates. Our U.S. subsidiaries generally file a consolidated U.S. federal income tax return.

We also have operations in Ireland, Italy, and Switzerland which also are subject to income taxes imposed by the jurisdiction in which they operate. During 2022, our operations in Brazil and Malta were divested. We have operations in Barbados and the United Arab Emirates, which are not subject to income tax under the laws of those countries.

On June 10, 2021, U.K. tax legislation referred to as Finance Act 2021 received Royal Assent and was enacted. The effects of changes in tax laws and tax rates are recognized in the period of enactment. Accordingly, we recorded the impacts of Finance Act 2021 in our June 30, 2021 consolidated financial statements which primarily includes the remeasurement of our deferred tax assets and liabilities for the increased U.K. tax rate from 19% to 25% beginning on April 1, 2023.

On August 16, 2022, U.S. legislation referred to as the Inflation Reduction Act of 2022 was enacted. This legislation enacted a new Corporate Alternative Minimum Tax and Excise Tax on Repurchases of Corporate Stock. The Company does not anticipate an impact to our financial statements in regards to the recent legislative change.

The following table presents the components of income tax provision (benefit) included in the amounts reported in our consolidated financial statements:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Current income tax provision (benefit) related to:
United States (Federal)	$(21.0)	$35.4	$28.0
United States (State)	$0.1	$2.4	$1.4
United Kingdom	(0.8)	(2.2)	(0.1)
Other jurisdictions	(1.7)	1.6	— (1)

Total current income tax provision	(23.4)	37.2	29.3

Deferred income tax provision (benefit) related to:
United States	6.0	(26.3)	(5.1)
United Kingdom	7.3	(12.3)	(16.6)
Other jurisdictions	2.1	—	0.1

Total deferred income tax (benefit)	15.4	(38.6)	(21.6)

Income tax provision (benefit)	$(8.0)	$(1.4)	$7.7

(1)	Tax expense for the respective year was less than $0.1 million.

Our expected income tax provision (benefit) computed on pre-tax income (loss) at the weighted average tax rate has been calculated as the sum of the pre-tax income (loss) in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. For the years ended December 31, 2022, 2021 and 2020, pre-tax income (loss) attributable to our operations and the operations’ effective tax rates were as follows:

(in millions)	2022		2021		2020
	Pre-Tax Income (Loss)	Effective Tax Rate	Pre-Tax Income (Loss)	Effective Tax Rate	Pre-Tax Income (Loss)	Effective Tax Rate
Bermuda	$(76.0)	—%	$(18.0)	—%	$(56.2)	—%
United States	(83.2)	17.9%	65.6	18.1%	103.3	22.7%
United Kingdom	23.4	27.9%	(61.1)	24.4%	(100.6)	15.7%
Barbados	(4.5)	—%	— (1)	—%	— (1)	—%
Belgium	—	—%	—	—%	0.2	30.7%
Brazil	(0.1)	(422.4)%	15.3	10.4%	3.9	—%
United Arab Emirates	1.4	—%	1.4	—%	2.1	—%
Ireland	(39.1)	—%	(0.2)	—%	1.8	—%
Italy	(0.9)	(4.8)%	1.4	—%	0.6	—%
Malta	(4.2)	—%	0.9	—%	(1.4)	—%
Switzerland	— (1)	—%	— (1)	—%	(0.1)	—%

Pre-tax income (loss)	$(183.2)	4.3%	$5.3	(26.4)%	$(46.4)	(16.6)%

(1)	Pre-tax income for the respective year was less than $0.1 million.

Our effective tax rate may vary significantly from period to period depending on the jurisdiction generating the pre-tax income (loss) and its corresponding statutory tax rate. The geographic distribution of pre-tax income (loss) can fluctuate significantly between periods given the inherent nature of our business. A reconciliation of the difference between the provision for income taxes and the expected tax provision (benefit) at the weighted average tax rate is as follows:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Income tax provision (benefit) at expected rate	$(14.7)	$9.8	$4.0
Tax effect of:
Nontaxable investment income	(0.4)	(0.5)	(0.7)
Foreign exchange adjustments	(2.1)	(0.7)	1.6
Impairment of goodwill	5.4	8.2	1.0
Withholding taxes	2.7	0.1	0.1
Change in uncertain tax position liability	(1.4)	(4.5)	0.7
Change in valuation allowance	(7.6)	(0.7)	0.5
Impact of change in tax rate related to Finance Act 2021	1.7	(8.3)	—
Brazil Premiums and Underwriting	0.3	(5.3)	—
Sale of Brazil and Malta Operations	6.6	—	—
Other	1.5	0.5	0.5

Income tax provision (benefit)	$(8.0)	$(1.4)	$7.7

The net deferred tax asset (liability) comprises the tax effects of temporary differences related to the following assets and liabilities:

	December 31,
(in millions)	2022	2021
Deferred tax assets:
Losses and loss adjustment expense reserve discounting	$31.4	$35.4
Unearned premiums	26.5	27.0
Net operating loss carryforwards	26.5	31.6
Investment in limited partnership interests	14.0	21.1
Unrealized losses on equity securities	8.2	8.6
Unrealized losses on fixed maturities and other investment securities	63.6	—
Right of use assets	12.8	13.5
Accrued bonus	6.9	5.8
Stock option expense	0.9	1.1
United Kingdom underwriting results	—	28.1
Other	6.2	10.6

Deferred tax assets, gross	197.0	182.8

Deferred tax liabilities:
Unrealized gains on fixed maturities and other investment securities	—	(4.8)
Unrealized gains on limited partnership interests	(25.3)	(26.3)
Investments	(5.8)	(5.1)
Depreciable fixed assets	(7.1)	(7.9)
Deferred acquisition costs	(23.0)	(21.3)
Lease liability	(11.0)	(12.2)
TCJA reserve transitional liability	(1.6)	(2.1)
Other	(1.7)	(1.6)

Deferred tax liabilities, gross	(75.5)	(81.3)

Deferred tax assets, net before valuation allowance	$121.5	$101.5

Valuation allowance	(20.3)	(27.9)

Deferred tax asset (liabilities), net	$101.2	$73.6

Net deferred tax assets (liabilities) - Other jurisdictions	$—	$35.0
Net deferred tax assets (liabilities) - United States	101.2	38.6

Deferred tax asset (liabilities), net	$101.2	$73.6

Our gross deferred tax assets are supported by taxes paid in previous periods, reversal of taxable temporary differences and recognition of future taxable income. Management regularly evaluates the recoverability of the deferred tax assets and makes any necessary adjustments to them based upon any changes in management’s expectations of future taxable income. Realization of deferred tax assets is dependent upon our generation of future taxable income sufficient to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally for our U.S. property and casualty insurers two years for net operating losses and for all our U.S. subsidiaries three years for capital losses. If a company determines that any of its deferred tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. The valuation allowance for deferred tax assets decreased by $7.6 million in 2022 and primarily related to the following: ($1.6) million Internal Revenue Code Section 382 limited net operating loss carryforwards within the U.S., ($0.9) million cumulative losses incurred since inception within Italy, and ($5.1) valuation allowances related to divestitures of Brazil and Malta. Based upon a review of our available evidence our management concluded that it is more-likely-than-not that the deferred tax assets will be realized.

Deferred tax assets related to the United Kingdom have been reclassified to Held for Sale. These items include United Kingdom underwriting results, Net Operating Loss and Other U.K. deferred tax assets.

For tax return purposes, as of December 31, 2022, we had NOL carryforwards in Italy and United States. The amount and timing of realizing the benefits of NOL carryforwards depend on future taxable income and limitations imposed by tax laws. Brazil and Malta were sold in 2022 and related NOLs have been removed. Only a portion of the United States NOL carryforwards has been recognized as mentioned above in the consolidated financial statements and is included in net deferred tax assets. The NOL amounts by jurisdiction and year of expiration are as follows:

(in millions)	December 31, 2022	Expiration
Net operating loss carryforwards by jurisdiction:
Italy	46.1	Indefinite
United States	37.8	2025 - 2037

For any uncertain tax positions not meeting the “more-likely-than-not” recognition threshold, accounting standards require recognition, measurement and disclosure in a company’s financial statements. Included in the balances at December 31, 2022 and 2021 were $4.6 million and $3.6 million, respectively, of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. The Company believes it is reasonably possible that $1.1 million of the total amount of uncertain tax benefits will decrease within the next 12 months as a result of a lapse of the statute of limitations or settlement with taxing authorities. A net increase (decrease) of interest in the amount of $0.6 million, $(1.0) million, and $0.5 million has been recorded in the line item Interest Expense in our Consolidated Statements of Income (Loss) for the twelve months ended December 31, 2022, 2021, and 2020, respectively. A net increase (decrease) of penalty in the amount of $0.1 million, $(0.8) million, and $0.1 million has been recorded in the line item Underwriting, acquisition and insurance expenses in our Consolidated Statements of Income (Loss) for the twelve months ended December 31, 2022, 2021, and 2020, respectively.

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2022 and 2021:

(in millions)	2022	2021
Balance at January 1	$3.6	$8.2
Additions for tax positions of prior years	3.0	—
Reductions for tax positions of prior years	(1.4)	(0.3)
Reductions based on settlements with taxing authorities	—	(2.8)
Expiration of statute of limitations	(0.6)	(1.5)

Balance at December 31	$4.6	$3.6

Our U.S. subsidiaries are no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2019. Our U.K. subsidiaries are no longer subject to U.K. income tax examinations by His Majesty’s Revenue and Customs for years before 2014 (in respect of Ariel Corporate Member Limited), 2020 (in respect of Argo Management Services Ltd. and Argo (No 616) Ltd.) and 2021 for all other entities. Amended returns reopened previously closed examination periods.

As of December 31, 2022, our Texas Sales, Excise, and Use Tax returns for the periods January 1, 2017 through March 31, 2020 are under examination. At this time, the Company cannot reasonably estimate an assessment by the taxing authority. We do not expect the ultimate disposition of these audits to result in a material change in our financial position, results of operations, or liquidity.

17.	Pension Benefits and Savings Plans

Argo Group U.S. sponsors a qualified defined benefit plan and non-qualified unfunded supplemental defined benefit plans, all of which were curtailed effective February 2004. As of December 31, 2022 and 2021, the qualified pension plan was underfunded by $3.2 million and $2.6 million, respectively. The non-qualified pension plans were unfunded by $1.5 million and $1.8 million at December 31, 2022 and 2021, respectively. Underfunded and unfunded amounts are included in Accrued underwriting expenses and other liabilities in our Consolidated Balance Sheets. Based on the current funding status of the pension plan, effects of the curtailment and expected changes in pension plan asset values and pension obligations, we do not believe any significant funding of the pension plan will be required during the year ending December 31, 2022. Net periodic benefit costs were $0.1 million for the years ended December 31, 2022, $0.1 million for the year ended December 31, 2021 and 2020.

Substantially all of our employees are either eligible or mandated by applicable laws to participate in employee savings plans. Under these plans, a percentage of an employee’s pay may be or is mandated based on applicable laws to be contributed to various savings alternatives. The plans also call for our contributions under several formulae. Charges to income related to our contributions were $8.5 million, $9.3 million and $9.2 million in 2022, 2021 and 2020, respectively.

18.	Commitments and Contingencies

Argo Group’s subsidiaries are parties to legal actions incidental to their business. Based on the opinion of legal counsel, management believes that the resolution of these matters will not materially affect our financial condition or results of operations.

We have contractual commitments to invest up to $108.9 million related to our limited partnership investments at December 31, 2022. These commitments will be funded as required by the partnership agreements which can be called to be fulfilled at any time, not to exceed twelve years.

Federal Securities Class Action

The Police & Fire Retirement System City of Detroit v. Argo Group International Holdings, Ltd., et al., No. 22-cv-8971 (S.D.N.Y.)

On October 20, 2022, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers, alleging securities fraud violations under sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Plaintiff alleges that from February 13, 2018 through August 9, 2022, Defendants made false and misleading statements concerning the Company’s reserves and underwriting standards. On January 18, 2023, U.S. District Judge Lewis A. Kaplan granted the Police and Fire Retirement System City of Detroit and the Oklahoma Law Enforcement Retirement System’s joint motion for appointment as lead plaintiff. With the Court’s approval, lead plaintiffs are expected to file an amended complaint on or before March 13, 2023. Defendants anticipate making a motion to dismiss the amended complaint, due on or before May 12, 2023. Lead plaintiff is expected to serve an opposition to said motion on or before July 13, 2023, after which Defendants anticipate serving a reply.

The Company is not able at this time to determine or predict the ultimate outcome of this proceeding or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

19.	Segment Information

We are primarily engaged in underwriting property and casualty insurance and reinsurance. We have two ongoing reporting segments: U.S. Operations and International Operations. Additionally, we have a Run-off Lines segment for certain products that we no longer underwrite.

We consider many factors, including the nature of each segment’s insurance and reinsurance products, production sources, distribution strategies and the regulatory environment, in determining how to aggregate reporting segments. Transactions between segments are reported in the segment that initiated the transaction.

In evaluating the operating performance of our segments, we focus on core underwriting and investing results before the consideration of realized gains or losses from the sales of investments. Realized investment gains are reported as a component of the Corporate and Other segment, as decisions regarding the acquisition and disposal of securities reside with the corporate investment function and are not under the control of the individual business segments. Identifiable assets by segment are those assets used in the operation of each segment.

Revenue and income before income taxes for each segment were as follows:

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Revenue:
Net earned premiums
U.S. Operations	$1,209.0	$1,283.7	$1,207.6
International Operations	530.5	625.8	572.5
Run-off Lines	0.9	0.6	0.4

Total net earned premiums	1,740.4	1,910.1	1,780.5
Net investment income
U.S. Operations	88.4	119.4	80.3
International Operations	39.1	50.6	26.7
Run-off Lines	2.3	3.6	4.0
Corporate and Other	—	14.0	1.7

Total net investment income	129.8	187.6	112.7
Net investment and other gains (losses)	(115.3)	32.6	(3.6)

Total revenue	$1,754.9	$2,130.3	$1,889.6

	For the Years Ended December 31,
(in millions)	2022	2021	2020
Income (loss) before income taxes
U.S. Operations	$(22.9)	$61.1	$113.1
International Operations	63.8	64.1	(75.3)
Run-off Lines	(1.8)	(41.5)	(9.6)

Total segment income before income taxes	39.1	83.7	28.2
Corporate and Other	(32.0)	(22.5)	(34.5)
Net investment and other gains (losses)	(115.3)	32.6	(3.6)
Foreign currency exchange gains (losses)	5.0	(1.6)	(15.4)
Impairment of goodwill and intangible assets	(28.5)	(43.2)	—
Non-operating expense	(51.5)	(43.7)	(21.1)

Total income (loss) before income taxes	$(183.2)	$5.3	$(46.4)

The table below presents net earned premiums by geographic location for the years ended December 31, 2022, 2021 and 2020. For this disclosure, we determine geographic location by the country of domicile of our subsidiaries that underwrite the business and not by the location of insureds or reinsureds from whom the business was generated.

	For the Years Ended December 31,
(in millions)	2022	2021	2020
United States	$1,209.9	$1,277.0	$1,205.0
United Kingdom	480.2	475.3	361.1
Bermuda	38.0	54.8	96.5
Malta	3.9	35.4	59.5
All other jurisdictions	8.4	67.6	58.4

Total net earned premiums	$1,740.4	$1,910.1	$1,780.5

The following table represents identifiable assets:

	December 31,
(in millions)	2022	2021
U.S. Operations	$5,815.0	$5,800.1
International Operations (1)	3,791.6	3,932.3
Run-off Lines	284.4	314.7
Corporate and Other	143.4	270.7

Total	$10,034.4	$10,317.8

(1)	$2,066.2 million of International assets were reclassified to assets held-for-sale in 2022. See Note 2, “Recent Acquisitions, Disposals & Other Transactions”.

Included in total assets at December 31, 2022 are $303.7 million in assets associated with trade capital providers that are classified as held-for-sale. Included in total assets at December 31, 2021 are $554.2 million in assets associated with trade capital providers.

The following table represents goodwill and intangible assets, net of accumulated amortization, as of December 31, 2022 and 2021:

	Goodwill		Intangible Assets, Net of Accumulated Amortization
(in millions)	2022	2021	2022	2021
U.S. Operations	$118.6	$118.6	$—	$—
International Operations (1)	—	28.7	—	17.3

Total	$118.6	$147.3	$—	$17.3

(1)	$17.5 million of International goodwill was reclassified to assets held-for-sale in 2022. See Note 2, “Recent Acquisitions, Disposals & Other Transactions”.

During the year ended December 31, 2022, we recorded a $28.5 million impairment charge for the sale of Argo Underwriting Agency Limited, consisting of $17.3 million of indefinite lived intangible assets and $11.2 million of goodwill, representing the difference between the carrying value and implied fair value as determined by the consideration to be received. Refer to Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information.

During the year ended December 31, 2021, we recorded a $43.2 million impairment charge on the intangibles related to Syndicate 1200. Management’s fourth quarter of 2021 analysis of Syndicate 1200, reflected an implied fair value which was below the reporting unit’s carrying value. As such, the intangibles impairment charge was recorded during the fourth quarter of 2021.

20.	Statutory Accounting Principles

Financial Information

The statutory capital and surplus for our principal operating subsidiaries was as follows:

Statutory capital and surplus (1)	December 31,
(in millions)	2022	2021
Bermuda	$1,024.9	$1,425.8
United Kingdom (2)	370.0	414.8
United States	1,111.1	1,177.2

(1)	Such amounts include ownership interests in affiliate insurance and reinsurance subsidiaries.
(2)	Capital on deposit with Lloyd’s in U.S. dollars

The statutory net income (loss) for our principal operating subsidiaries was as follows:

Statutory net income (loss) (1)	For the Years Ended December 31,
(in millions)	2022	2021	2020
Bermuda	$(29.1)	$14.2	$(18.0)
United Kingdom (2)	21.4	8.6	(53.0)
United States	(117.8)	103.5	76.4

(1)	Such amounts include ownership interests in affiliate insurance and reinsurance subsidiaries.
(2)	In U.S. dollars

Dividends

As an insurance holding company, we are largely dependent on dividends and other permitted payments from our insurance subsidiaries to pay cash dividends to our shareholders, for debt service and for our operating expenses. The ability of our insurance subsidiaries to pay dividends to us is subject to certain restrictions imposed by the jurisdictions of domicile that regulate our insurance subsidiaries and each jurisdiction has calculations for the amount of dividends that an insurance company can pay without the approval of the insurance regulator.

The payment of dividends to our shareholders is governed by the Bermuda Companies Act of 1981, as amended, which permits the payment of dividends so long as (i) we are not, or would not be after the payment, unable to pay our liabilities as they become due and (ii) the realizable value of our assets is in excess of our liabilities after taking such payment into account. In light of these restrictions, we have no material restrictions on dividend payments that may be made to our shareholders at December 31, 2022.

Argo Re is the direct subsidiary of Argo Group, and therefore, has direct dividend paying capabilities to the parent.

As of December 31, 2022, Argo Re’s solvency and liquidity margins and statutory capital and surplus were in excess of the minimum levels required by the Insurance Act. As of December 31, 2022 and 2021, the minimum statutory capital and surplus required to be maintained by Argo Re was $100.0 million and $126.8 million, respectively.

Argo Re is generally prohibited from declaring or paying, in any financial year, dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the Bermuda Monetary Authority (“BMA”) an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Argo Re may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Based on these regulatory restrictions, the maximum amount available for payment of dividends to Argo Group by Argo Re during 2022 without prior regulatory approval is $256.2 million.

In 2022, 2021, and 2020 Argo Re paid cash dividends of $33.0 million, $85.0 million, and $58.8 million respectively, to Argo Group. The proceeds of the dividends were used to repay intercompany balances related primarily to the funding of dividend and interest payments and other corporate expenses. In 2022, it also included the dividend of the proceeds from the sale of Argo Seguros.

Our U.S. insurance subsidiaries file financial statements prepared in accordance with statutory accounting principles prescribed or permitted by insurance regulatory authorities of the state in which they are underwriting business. The differences between statutory-based financial statements and financial statements prepared in accordance with GAAP vary between jurisdictions. The principal differences are that for statutory-based financial statements, deferred policy acquisition costs are not recognized, a portion of the deferred federal income tax asset is non-admitted, bonds are generally carried at amortized cost, certain assets are non-admitted and charged directly to surplus, a collectability allowance related to reinsurance recoverables is charged directly to surplus and outstanding losses and unearned premium are presented net of reinsurance.

As an intermediate insurance holding company, Argo Group U.S., Inc. is largely dependent on dividends and other permitted payments from its insurance subsidiaries to service its debt, fund operating expenses and pay dividends to Argo Ireland. Various state insurance laws restrict the amount that may be transferred to Argo Group U.S. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the insurance subsidiaries’ net equity that results from the difference between statutory insurance principles and GAAP would not be available for dividends.

During 2022, Argo Group U.S., Inc. received a dividend of $10.6 million from Rockwood.

Argonaut Insurance Company is a direct subsidiary of Argo Group U.S., Inc. and is regulated by the Illinois Division of Insurance. During 2023, Argonaut Insurance Company may be permitted to pay dividends of up to $99.4 million without approval from the Illinois Division of Insurance. Rockwood, a direct subsidiary of Argo Group U.S., Inc., is regulated by the Pennsylvania Department of Insurance. Rockwood may be permitted to pay dividends of up to $21.3 million without approval from the Pennsylvania Department of Insurance during 2023. Each department of insurance may require prior approval for the payment of all dividends, based on business and regulatory conditions of the insurance companies.

AUA is our wholly-owned subsidiary through which we conduct the operation of Syndicate 1200. Dividend payments from AUA to the immediate parent are not restricted by regulatory authority. AUA was sold on February 2, 2023. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information related to this transaction.

Certain assets of our subsidiaries are pledged to regulatory agencies, serve as collateral for letters of credit or are assigned as the assets of the trade capital providers of our former Lloyd’s syndicate, and therefore, are not available funds that may be paid up as dividends to Argo Group. See Note 3, “Investments” and Note 19, “Segment Information” for further discussion.

21.	Insurance Assessments

We participate in statutorily created insolvency guarantee and weather-related loss protection associations in all states where we are authorized to transact business. These associations were formed for the purpose of paying the claims of insolvent companies. We are assessed a pro-rata share of such claims based upon our premium writings, subject to a maximum annual assessment per line of insurance. Certain of these assessments can be recovered through premium tax offsets or policy surcharges. We do not believe that assessments on current insolvencies will have a material impact on our financial condition or results of operations. We have accrued assessments of $5.2 million and $5.8 million at December 31, 2022 and 2021, respectively.

22.	Transactions with Related Parties

There were no material transactions with related parties during the twelve months ended December 31, 2022.

23.	Subsequent Events

Sale of Argo Underwriting Agency Limited

On February 2, 2023, the Company completed the sale of the entire issued share capital of AUA, our Syndicate 1200 business. At the closing, the Company received cash proceeds of approximately $125.0 million. An additional amount of approximately $30.6 million was placed in escrow by the Buyer related to certain reinsurance-related recoverables, which may be released to the Seller over a period of two years following the closing. At the end of the two-year escrow period, any remaining balance of the $30.6 million escrow will be returned to the Buyer. See Note 2, “Recent Acquisitions, Disposals & Other Transactions” for additional information related to this transaction.

Entry into a Merger Agreement

On February 8, 2023, we entered into an the Merger Agreement, with Brookfield Reinsurance and Merger Sub, a wholly owned subsidiary of Brookfield Reinsurance. The Merger Agreement provides for the merger of the Merger Sub with and into us, which we refer to as the “Merger,” with us surviving the Merger as a wholly owned subsidiary of Brookfield Reinsurance. Completion of the Merger is subject to customary closing conditions. In addition, the obligation of each party to consummate the Merger is conditioned upon, among other things, the accuracy of the representations and warranties of the other party (subject to certain materiality exceptions), and material compliance by the other party with its covenants under the Merger Agreement. Therefore, the Merger may not be completed as timely as expected or at all.

In addition, if the Merger is not completed by November 8, 2023 (which date may be extended until February 8, 2024 if all conditions to the Merger are satisfied or waived other than obtaining required regulatory approvals), either we or Brookfield Reinsurance may choose to terminate the Merger Agreement. Either party may also elect to terminate the Merger Agreement in certain other circumstances, including by mutual written consent of both parties.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Annual Report on Form 10-K.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(in millions)

BALANCE SHEETS

	December 31,
	2022	2021
Assets
Short-term investments	$1.8	$14.5
Investment in subsidiaries	1,281.7	1,740.8
Cash	5.2	2.0
Operating lease right-of-use assets	4.6	5.3
Other assets	6.7	5.2

Total assets	$1,300.0	$1,767.8

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$28.4	$28.4
Accrued underwriting expenses and other liabilities	10.0	3.6
Operating lease liabilities	4.6	5.3
Due to subsidiaries	14.0	(4.7)
Intercompany notes payable	10.1	—

Total liabilities	67.1	32.6

Shareholders’ equity	1,232.9	1,735.2

Total liabilities and shareholders’ equity	$1,300.0	$1,767.8

STATEMENTS OF INCOME (LOSS)

	For the Years Ended December 31,
	2022	2021	2020
Revenue:
Net investment expense	$—	$—	$—
Net realized investment (loss) gains	—	—	(8.3)

Total revenue	—	—	(8.3)

Expenses:
Interest expense	1.6	1.2	3.6
Operating expenses	(0.6)	6.2	20.4
Non-operating expenses	26.2	0.2	4.4

Total expenses	27.2	7.6	28.4

Net loss before equity in earnings of subsidiaries (1)	(27.2)	(7.6)	(36.7)
Equity in undistributed earnings of subsidiaries	(148.0)	14.3	(17.4)

Net (loss) income	$(175.2)	$6.7	$(54.1)
Dividends on preferred shares	10.5	10.5	4.6

Net (loss) income attributable to common shareholders	$(185.7)	$(3.8)	$(58.7)

(1)	Argo Group is not subject to taxation.

See the Report of the Independent Registered Public Accounting Firm.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(in millions)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net (loss) income	$(175.2)	$6.7	$(54.1)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization and depreciation	1.5	1.5	1.1
Share-based payments expense	2.8	2.3	3.6
Net realized investment and other losses (gains)	—	—	8.3
Loss on disposal of fixed assets	(3.5)	(3.0)	0.1
Undistributed earnings of subsidiaries	148.0	(14.3)	17.4
Change in:
Prepaid assets	(1.8)	7.2	(2.2)
Accrued underwriting expenses	6.0	(4.1)	(9.1)
Due to subsidiaries	28.8	(12.1)	(11.1)
Other, net	4.7	(3.9)	(7.8)

Cash provided by (used in) operating activities	11.3	(19.7)	(53.8)

Cash flows from investing activities:
Change in short-term investments	12.7	(13.9)	—
Settlements of foreign currency exchange forward contracts	(2.0)	0.5	0.1
Capital contribution to subsidiaries	—	—	(145.3)
Proceed from sale of Ariel Re	—	—	30.0
Dividend received from subsidiaries	33.3	85.0	71.9

Cash (used in) provided by investing activities	44.0	71.6	(43.3)

Cash flows from financing activities:
Issuance for preferred shares, net of issuance costs	—	—	144.0
Activity under stock incentive plans	1.8	1.3	1.8
Payment of cash dividend to preferred shareholders	(10.5)	(10.5)	(4.6)
Payment of cash dividend to common shareholders	(43.4)	(43.7)	(43.0)

Cash provided by (used in) financing activities	(52.1)	(52.9)	98.2

Change in cash	3.2	(1.0)	1.1
Cash, beginning of year	2.0	3.0	1.9

Cash, end of year	$5.2	$2.0	$3.0

See the Report of the Independent Registered Public Accounting Firm.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

SCHEDULE III

SUPPLEMENTAL INSURANCE INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in millions)

Segment	DAC (1)	Reserves for Losses and Loss Adjustment Expenses (2)	UPR (3)	Premium Revenue (4)	Net Investment Income (5)	Loss & LAE (6)	Amortization (Deferral) DAC (7) (8)	Other Operating Expenses (9)	Net Premiums Written (10)
Year Ended December 31, 2022
U.S. Operations	109.4	3,718.1	893.4	1,209.0	88.4	870.1	(3.5)	436.3	1,196.2
International Operations (11)	(2.4)	1,100.4	146.5	530.5	39.1	293.9	(7.0)	212.3	544.5
Run-off Lines	—	233.1	—	0.9	2.3	2.9	—	1.6	0.8
Corporate and Other	—	—	—	—	—	—	—	31.0	—

Total	$107.0	$5,051.6	$1,039.9	$1,740.4	$129.8	$1,166.9	$(10.5)	$681.2	$1,741.5

Year Ended December 31, 2021
U.S. Operations	103.7	3,422.4	973.7	1,283.7	119.4	908.2	(5.8)	425.1	1,304.8
International Operations	64.3	1,911.4	493.1	625.8	50.6	362.1	(10.0)	256.3	671.7
Run-off Lines	—	261.2	—	0.6	3.6	44.3	—	1.0	0.8
Corporate and Other	—	—	—	—	14.0	—	—	35.7	—

Total	$168.0	$5,595.0	$1,466.8	$1,910.1	$187.6	$1,314.6	$(15.8)	$718.1	$1,977.3

Year Ended December 31, 2020
U.S. Operations	98.2	3,091.9	939.2	1,207.6	80.3	768.7	(8.6)	398.3	1,223.0
International Operations	65.4	2,077.6	525.4	572.5	26.7	428.6	(0.7)	242.3	586.6
Run-off Lines	—	236.5	0.2	0.4	4.0	11.5	—	1.7	0.5
Corporate and Other	—	—	—	—	1.7	—	—	34.7	—

Total	$163.6	$5,406.0	$1,464.8	$1,780.5	$112.7	$1,208.8	$(9.3)	$677.0	$1,810.1

(1)	Deferred policy acquisition costs.
(2)	Future policy benefits, losses, claims and loss expenses.
(3)	Unearned premiums.
(4)	Premium revenue, net (premiums earned).
(5)	Net investment income allocated based upon each segment’s share of investable funds.
(6)	Benefits, claims, losses and settlement expenses.
(7)	Amortization (deferral) of deferred policy acquisition costs.
(8)	The amortization (deferral) of DAC will not equal the change in the balance sheet. See Note 1, “Business and Significant Accounting Policies” for further discussion.
(9)	Other insurance expenses allocated based on specific identification, where possible, and related activities.
(10)	Premiums written, net.
(11)	$993.4 million of gross reserves were reclassified as liabilities held-for-sale at December 31, 2022. See Note 2, “Recent Acquisitions, Disposals & Other Transactions”.

See the Report of the Independent Registered Public Accounting Firm.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

(in millions)

	Balance at Beginning of Year	Charged to Cost and Expense	Capital Loss Carryforward	Net Operating Loss Carryforward	Charged to Other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2022
Deducted from assets:
Valuation allowance for deferred tax asset	$27.9	$—	$3.3	$(10.9)	$—	$—	$20.3

Year Ended December 31, 2021
Deducted from assets:
Valuation allowance for deferred tax asset	$28.6	$(0.7)	$—	$—	$—	$—	$27.9

Year Ended December 31, 2020
Deducted from assets:
Valuation allowance for deferred tax asset	$28.1	$0.5	$—	$—	$—	$—	$28.6

See the Report of the Independent Registered Public Accounting Firm.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

SCHEDULE VI

SUPPLEMENTAL INFORMATION FOR PROPERTY-CASUALTY INSURANCE COMPANIES

(in millions)

	For the Years Ended December 31,
	2022	2021	2020
Deferred acquisition costs (1)	$107.0	$168.0	$163.6

Reserves for losses and loss adjustment expenses (1)	$5,051.6	$5,595.0	$5,406.0

Unamortized discount in reserves for losses (1)	$19.3	$18.8	$17.8

Unearned premiums (1)	$1,039.9	$1,466.8	$1,464.8

Premiums earned	$1,740.4	$1,910.1	$1,780.5

Net investment income	$129.8	$187.6	$112.7

Losses and loss adjustment expenses incurred:
Current year	$1,102.2	$1,176.3	$1,201.1
Prior years	64.7	138.3	7.7

Losses and loss adjustment expenses incurred	$1,166.9	$1,314.6	$1,208.8

(Deferral) amortization of policy acquisition costs (2)	$(10.5)	$(15.8)	$(9.3)

Paid losses and loss adjustment expenses, net of reinsurance	$999.5	$869.2	$1,119.8

Gross premiums written	$2,848.1	$3,181.2	$3,233.3

(1)	As of December 31, 2022, balances related to AUA were reclassified held-for-sale. See Note 2, “Recent Acquisitions, Disposals & Other Transactions.”
(2)	The amortization (deferral) of policy acquisition costs will not equal the change in the balance sheet. For further discussion, see Note 1, “Business and Significant Accounting Policies.”

See the Report of the Independent Registered Public Accounting Firm.